SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A

                                (AMENDMENT NO. 1)

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                  OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                 OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                             DATAHAND SYSTEMS, INC.
                 (Name of Small Business Issuer in Its Charter)


           Delaware                                               86-0593507
(State or Other Jurisdiction of                               (I.R.S. Employer
 Incorporation or Organization)                              Identification No.)


              3032 North 33rd Avenue, Phoenix, Arizona 85017-5247
              (Address of Principal Executive Offices) (Zip Code)


                                 (602) 233-6000
                           (Issuer's Telephone Number)


                    Securities to be registered under Section
                               12(b) of the Act:

                                      None
                    (Title of Each Class to be so Registered)


                    Securities to be registered under Section
                               12(g) of the Act:

                     Common Stock, $.001 par value per share
                                (Title of Class)

                            DATAHAND(R) SYSTEMS, INC.

                                   FORM 10-SB

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PART I

  ITEM 1. DESCRIPTION OF BUSINESS..............................................1
  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS................................22
  ITEM 3. DESCRIPTION OF PROPERTY.............................................28
  ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT......28
  ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS........29
  ITEM 6. EXECUTIVE COMPENSATION..............................................30
  ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS......................32
  ITEM 8. DESCRIPTION OF SECURITIES...........................................32

PART II

  ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
            AND OTHER SHAREHOLDER MATTERS.....................................34
  ITEM 2. LEGAL PROCEEDINGS...................................................34
  ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.......................34
  ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.............................35
  ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS...........................35
PART F/S......................................................................36

PART III

  ITEM 1. INDEX TO EXHIBITS...................................................36
  ITEM 2. DESCRIPTION OF EXHIBITS.............................................37

SIGNATURES....................................................................37

                 STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

     THE STATEMENTS CONTAINED IN THIS REPORT ON FORM 10-SB THAT ARE NOT PURELY HISTORICAL ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF APPLICABLE SECURITIES LAWS. FORWARD-LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING OUR "EXPECTATIONS," "ANTICIPATION," "INTENTIONS," "BELIEFS," OR "STRATEGIES" REGARDING THE FUTURE. FORWARD-LOOKING STATEMENTS ALSO INCLUDE STATEMENTS REGARDING REVENUE, MARGINS, EXPENSES, AND EARNINGS ANALYSIS FOR FISCAL 2001 AND THEREAFTER; FUTURE PRODUCTS OR PRODUCT DEVELOPMENT; OUR PRODUCT DEVELOPMENT STRATEGIES, PARTICULARLY AS THEY RELATE TO THE INTERNET; POTENTIAL ACQUISITIONS OR STRATEGIC ALLIANCES; AND LIQUIDITY AND ANTICIPATED CASH NEEDS AND AVAILABILITY. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS REPORT ARE BASED ON INFORMATION AVAILABLE TO US AS OF THE FILING DATE OF THIS REPORT, AND WE ASSUME NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. AMONG THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY ARE THE FACTORS DISCUSSED IN PART I, ITEM 1, "DESCRIPTION OF BUSINESS - SPECIAL CONSIDERATIONS."

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

GENERAL

     Our corporation's name is DataHand Systems, Inc., and we are a Delaware corporation which was founded in 1994. We evolved from the DataHand Development Group, a private partnership, created in 1985 by Dale Retter and Lee Knight. Messrs. Retter and Knight formed Industrial Innovations, Inc., an Arizona corporation, in late 1987 to develop, design and test an ergonomic keyboard system. Industrial Innovations, Inc., subsequently merged into us in January of 1995.

     Our principal business is the design, sale and distribution of the DataHand(R) minimum motion keyboard which either reduces and/or eliminates ergonomic trauma and/or injuries related to data entry operations (i.e. carpal tunnel syndrome, etc.). The DataHand(R) Ergonomic Keyboard System is a programmable ergonomic keyboard with an onboard mouse.

     Although various statistics have been provided to indicate the large magnitude of this problem, a comprehensive study that quantifies these costs is unavailable. However, Repetitive Stress Injuries (RSI), also known as Repetitive Motion Injuries (RMI), alone cost U.S. businesses an estimated $100 billion per year in additional expenses and lost productivity (Source: Bureau of Labor Statistics as reported in the WALL STREET JOURNAL). The poor design of the standard computer keyboard is a large contributor to this problem.

     The DataHand(R) Ergonomic Keyboard system is a programmable ergonomic computer keyboard with an onboard mouse. The DataHand(R) Ergonomic Keyboard is also called "The DataHand(R) Professional II" and the "DataHand(R) Minimum Motion Keyboard".

     We began Beta testing our current product, the DataHand Professional II(R), in 1995 and completed commercialization of the design in 1997. With volume production, engineering and tooling investments, we will be able to reduce the present product manufactured cost significantly. We are developing the Ergo-Hand(R) which we believe will serve a larger consumer market and provide a significant increase in sales because of its lower purchase price.

     We obtain certain of our raw materials in the form of finished switches and modules from Atronix, Incorporated of Billerica, MA, which is our principal supplier for the DataHand(R) Ergonomic Keyboard. Atronix, Incorporated manufacturers the switches and modules in accordance with our patent and using our technology. We can obtain these switches and modules from other suppliers, but if we do so we believe our costs of goods would increase. We are testing a new, lower cost ergonomic keyboard we have named the ErgoHand(R), which was developed in joint cooperation with DuraSwitch Industries, Inc., of Mesa, Arizona.

     We are not dependent on one or a few major customers. We have sold our products to 3,500 customers in the trauma/injury market and to 2,900 customers in the data entry market. These customers presently purchase on an as needed basis.

     We have spent $32,031 in the last two fiscal years on research and development activities. While ultimately all of our development and research costs will be born by our customers over our business life span, to date all of such costs have been funded by capital invested in us in ether the form of equity or loans.

     During the next twelve (12) months, we intend to:

     *    reduce the cost of the current Professional II design by at least 22%;

     * complete proof of design prototype and production tooling for the ErgoHand(R)with a target in production manufacturing direct cost of $50; and

     * increase staffing modestly to manage use of subcontract design and manufacturing activities.

COMPANY OVERVIEW

     It is our mission to be the recognized leader in profitably manufacturing and marketing proprietary computer keyboards for the commercial, industrial and consumer markets for the benefit of our customers, employees and shareholders by:

     *    designing and marketing human to computer interface technology; and

     * ergonomic products for business-to-business and business-to-consumer markets.

     Our patented technology and know-how is the basis on which we will carry out our mission. Our development of the DataHand(R) Ergonomic Keyboard is well positioned to take advantage of the $3.2 billion corporate data entry systems market (Source: Frosts & Sullivan U.S. MARKETS FOR COMPUTER KEYBOARDS AND POINTING DEVICES) and the rapidly growing $600 million ergonomic keyboard market (Source: Frosts & Sullivan U.S. MARKETS FOR COMPUTER KEYBOARDS AND POINTING DEVICES). Product development, testing and test marketing of our DataHand(R) Ergonomic Keyboards have been completed and the results are, we believe, compelling. Some of our users have provided testimonials to us to the effect that our DataHand(R) keyboards are more healthful, comfortable, productive, accurate and enabling than traditional flat keyboards. Full-scale production of our DataHand(R) keyboards commenced in October 1998 with sales and marketing starting shortly thereafter. With OSHA regulations regarding worker health and safety imminent and with a growing number of keyboard related injuries worldwide, the ergonomic keyboard market offers tremendous room for growth. Because of our patent positions and existing market penetration, we believe no other keyboard manufacturer is better positioned to exploit this new market than we are because of the design of our DataHand(R) Ergonomic Keyboards and our patented technology. It is our opinion that no other keyboard design addresses the circumstances that cause carpal tunnel or hand injury by keyboarding. Our DataHand(R) Ergonomic Keyboards have been in the marketplace for over 11 years, longer than any other ergonomic keyboard manufacturer. Our keyboards are well known and used, not only in the United States but world wide.

COMPANY BACKGROUND

     We have been until now a privately held Delaware corporation headquartered in Phoenix, Arizona. In the early years after our formation, we concentrated our efforts on the engineering and testing of our DataHand(R) Ergonomic Keyboard and achieved many milestones despite the hurdles we faced in design and manufacturing. These milestones include:

1990      1st of 12 US and international patents issued.
1992 Keyboard prototype development completed and first prototype units were tested;
1993      Began low volume pilot production of original keyboard model;
1994      Product testing and test marketing; sold approximately 475 keyboards
1995      at $2,000 each;
1995      Company founded;

1996 Introduced two new keyboard models, the Professional II and the DataProof (10-Key), and commenced corporate data entry systems sales;
1997 Signed a high volume manufacturing agreement with Key Tronic Corporation, a leading U.S. based keyboard manufacturer;
1998 Latest of 12 US and international patents; technology agreement executed with leading switch design and manufacturing company; new management team on board; keyboard production commenced; rigorously tested and qualified the product;
1999
to
Present Reduced cost of product, commenced single unit ergonomic based sales; increased corporate data entry system client implementation agreements; introduced Personal Edition model; developed an ergonomic value-added reseller program; began expansion of our web site.

     In addition to these milestone accomplishments, we have: 1) developed our initial client accounts; 2) built our low-volume manufacturing facility; 3) purchased the parts and tooling to build our initial 1000 DataHand(R) Ergonomic Keyboard units and rigorously tested and qualified the product for production;
4) began development of our training materials, training methods, and training processes; and 5) added a Sales and Marketing Manager. Over the years, we have sold our keyboards to hundreds of Fortune 1000 companies, which they have purchased on an as needed basis. We do not have standing contracts with these customers.

OUR OPPORTUNITIES

     Changes to federal, state and local laws (See "The Market Climate" below) as they apply to ergonomics in the workplace, provide opportunities to capitalize on a growing market segment. Recent OSHA rule announcements (Source:
1999 OSHA Meetings as reported in the Congressional Record) and potential federal and state legislation all provide an increased interest and sense of urgency for ergonomic solutions in the market place.

     We address these opportunities with our unique patented flagship product. The DataHand(R) Ergonomic Keyboard was designed to correct the poor designs of the standard keyboard, including keyboards labeled as "ergonomic." These standard keyboards and also their "ergonomic" derivatives result in increased employee health-related costs and reduced productivity. Costs include medical expenses such as physical therapy and surgery (such as carpal tunnel surgery), the impact on Workers Compensation insurance costs, lost workdays and reduced employee productivity. Additional non-quantifiable costs include the pain, suffering and discomfort of users.

     Recent government-derived data underscores the epidemic of worker injuries caused by conventional keyboard use. The data includes:

     *    Bureau of Labor  Statistics  (1999) reports  Repetitive  Strain Injury
          (RSI) accounts for 60% of all reported occupational illnesses - the estimated direct costs to businesses was over $60 billion in 2000 (and growing today);
     * The National Center for Health Statistics reported 849,000 new problem visits were made to physicians due to Carpal Tunnel Syndrome and carpal tunnel release operations are the second most common surgical procedure in the U.S. (and growing today);
     * OSHA studies show Carpal Tunnel Syndrome has the highest median days away from work (25 days);
     * A Cumulative Trauma Disorder News survey revealed that Carpal Tunnel Syndrome is the costliest Cumulative Trauma Disorder.

THE CAUSE OF KEYBOARD RELATED INJURIES

     The increasing use of computers at work and home has resulted in a growth of keyboard related Repetitive Stress Injuries and Cumulative Trauma Disorders. According to ergonomists and physical therapists, injuries are caused by the following debilitating characteristics of traditional keyboards:

1.   Repetition  -  traditional   keyboards  require  downward  motion  for  all
     keystrokes;
2. Workload - at the end of a typical workday on a traditional keyboard, users fingers have traveled an average of 16 miles and lifted the equivalent of
     1.25 tons (Source: Professor R. M. Fernandez, Professor, Stanford University Report dated January 20, 1997 FSM PILOT AT RIO SALADO);
3. Carpal Tunnel Involvement - traditional keyboards require the involvement of the carpal tunnel for all keystrokes performed;
4. Hand Tension - traditional keyboards require the user to maintain hand position in a flattened plane hovering above the keyboard;
5. Wrist Bend - the necessary wrist bend associated with traditional keyboard use further crimps the carpal tunnel, increasing tension and tendon friction;
6. Upper Body Support - support above a traditional keyboard requires chronic upper body musculoskeletal involvement, spinal compression, and muscle tension;
7. Hand Pronation - wrist pronation for traditional keyboarding is awkward and fatiguing;
8. Wrist Motion - as much as 40 degrees of wrist motion is required with traditional keyboard use; and
9. External Mouse - most standard keyboards require the user to repetitively reach for an external mouse.

THE SOLUTION TO KEYBOARD RELATED INJURIES

     The patented DataHand(R) Ergonomic Keyboard is designed to provide a comfortable and healthful keyboard that addresses each of the traditional keyboards' limitations. No other keyboard available offers the following characteristics:

1. Repetition - DataHand keyboards divide each finger's workload among five unique keys, with unique directions;
2. Workload - DataHand keyboards reduce both the force required to activate keys and total finger travel resulting in a 96% reduction in Repetitive Stress Injury exposure (document);
3. Carpal Tunnel Involvement - only 60% of the DataHand keyboard keys require tendons that travel through the carpal tunnel (document);
4. Hand Tension - DataHand keyboards allow the hands to work in a relaxed, natural position;
5. Wrist Bend - unwanted and problematic wrist bends are eliminated 100% with a DataHand keyboard;
6.   Upper Body Support - DataHand keyboards fully support the hands;
7. Hand Pronation - hand pronation can be completely eliminated with a DataHand keyboard;
8. Wrist Motion - 100% elimination of wrist motion with a DataHand keyboard (documentation);
9. External Mouse - an intrinsic mouse eliminates repetitively reaching an external mouse.

SALES AND MARKETING ANALYSIS

THE MARKET CLIMATE

     The epidemic of keyboard related repetitive stress injuries offer a unique market opportunity for us.

     In August 1998, at the National Academy of Sciences in Washington, D.C., a group of over seventy nationally renowned experts in the field of musculoskeletal disability and occupational medicine examined the most prominent twentieth century studies of musculoskeletal workplace injury and affirmed the reality of work-related causation. Previously, hobbies, housework, heredity, general health, smoking, life-style and other factors were often blamed. The meeting did not deny possible secondary causation, but it pointed to work on the flat keyboards as the major cause. (Source: National Research Council and the Institute of Medicine (2001), Musceleoskeletal Disorders and the Workplace: Low Back and Upper Extremities: Panel on Musceleoskeletal Disorders and the Workplace, Commission on Behavioral and Social Sciences and Education, Washington, DC: National Academy Press: p. 363)

     In 1999, the Occupational Safety and Health Administration (OSHA) released proposed regulations that favor companies to proactively address the growing epidemic of workplace related injuries. Included in OSHA's standards are keyboard related repetitive stress injuries such as Carpal Tunnel Syndrome and tendonitis. The medical need is significant with the previously mentioned National Center for Health Statistics reporting 849,000 new problem visits (Source: 1999 OSHA Report on Work Place Injuries - Congressional Record) and the U.S. Department of Labor statistic: Carpal Tunnel Syndrome affects some 600,000
U. S. workers each year. OSHA officials have gone on record (Source: 1999 OSHA Report on Work Place Injuries--Congressional Record) that the Department of Labor statistics may underestimate real data by as much as a third.

     In February 2000 a meeting of the larger U.S. corporations' Industrial Relations Executives, CEO's and Ergonomists in Florida affirmed the need to address worker health issues. The emergence of a new corporate ethic was signaled. Presidential candidates were quoted in major national business magazines  stating  the  need  to  restore  disabled  workers  to  productivity.
Corporations were asked to work together to meet the common need for more employable workers. Even with the repeal of the Federal Government's OSHA Ergonomics Standard by the George W. Bush administration in February of 2001, many corporations have begun implementing ergonomic programs. This is due to the fact of being sold on ergonomic programs that reduce worker's compensation costs and improve productivity. (Source: Kansas City Star, The Economics of Ergonomics, April 18, 2000) Also, OSHA will be reissuing new ergonomic rules within a year that focus on carpal tunnel and RSI injuries as reported by the OSHA administration in February, 2001.

     In  addition,  the  Federal  Government's  agencies  have been  required by
Section 508 Federal Acquisition Regulations to make the Internet accessible to the disabled. Further, Section 508 mandates that alternative technology be provided for the disabled as well. Add to this government program, President Bush's New Freedom Initiative that was announced in March 2001. This program when passed will provide nearly $1 Billion over a five year period to provide jobs for the disabled and assistive technology to allow the disabled to work. We intend to work with President Bush's committee (LASER) to promote this program. Finally, every state also has an assistive technology program where equipment is being provided to the disabled.

     We believe this bodes well for us as the DataHand(R) Ergonomic Keyboard is positioned to address these needs, as well as the new ergonomic rules when they are implemented.

MARKETS

THE DATAHAND ERGONOMIC KEYBOARD MARKET

     While our potential DataHand(R) Ergonomic Keyboard customers include any user of a computer keyboard or other keypad data entry device, the current market is more narrowly defined into four distinct sub-markets:

     *    The Enabling and/or Assistive Technology Keyboard Market
     *    The Retail Keyboard Market
     *    The Productivity Keyboard Market
     *    Other Keyboard Markets - Laptop Computers and Games

     Currently our customers are purchasing our products on an as needed basis without long-term requirement contracts. As set forth below in Market Strategy - Retail Keyboard Market, we expect to enter into contracts with major suppliers of computers in early 2002.

ENABLING AND/OR ASSISTIVE TECHNOLOGY MARKET

     We have existing knowledge and business development experience within each sub-market. The enabling and/or assistive technology keyboards market meets the needs of people unable to perform work due to debilitating keyboard related injuries such as Carpal Tunnel Syndrome (CTS), tendonitis, or DeQuervain's Syndrome. These keyboard related injuries have been estimated by the U.S. Bureau of Labor Statistics in 1999 (Source: Congressional Record) to account for more than half of reported occupational illnesses and are estimated to significantly affect costs and productivity of 185,000 U.S. companies each year, and cost U.S. businesses billions annually.

     Further, as CTS problems become better understood, it is expected that both legislation and lawsuits will increase liability costs for many companies. Because of both the human and financial impact of keyboard related injuries, the enabling and/or assistive technology keyboard market is fairly insensitive to price and very reactive to quality and proven solutions such as our DataHand(R) Ergonomic Keyboard. Insurance companies, such as Kempers Workers Comp, have already paid for their clients to obtain a DataHand(R) Ergonomic Keyboard as an alternative to a very expensive (nearly $30,000) carpal tunnel operation. Most of the sales we receive over the Internet on our web site are from people that have carpal tunnel injuries. When interviewed after the purchase on why they bought the $1,000 DataHand(R) Ergonomic Keyboard, they reported that cost was not a factor in making their decision. They wanted something that worked. (Please see the over 100 testimonials from current customers on the DataHand(R) web site - www.datahand.com.)

     The current DataHand(R) Ergonomic Keyboard models serve this market very well at their existing price points. With OSHA standards on musculoskeletal injury imminent, this market is expected to grow quickly and become more lucrative for us. Thanks to the unique DataHand(R) Ergonomic Keyboard features and benefits, we believe no other keyboard product is better poised to address this growing market's needs.

MARKET STRATEGY - ENABLING AND/OR ASSISTIVE TECHNOLOGY KEYBOARD MARKET

     We believe the DataHand(R) Ergonomic Keyboard stands alone at the top of this market. The unique and patented designs differentiate the DataHand(R) Ergonomic Keyboard from all other ergonomic keyboard designs. We do not know the market share available at this time as the total high end market volume is not known. There is a growing number of specialized vendors serving this market. Computer operators who want to avoid future injury as well as to address existing pain residual from work on the traditional flat keyboard can be drawn to our DataHand(R) Ergonomic Keyboard's unique design and benefits. As the ergonomic marketplace has grown, our DataHand(R) Ergonomic Keyboards have increasingly been seen by leading vendors in the ergonomic market as a major solution to the problems suffered by persons suffering keyboard injuries. We believe that the other ergonomic keyboards are only partial, marginal or limited, shot-term answers to the problems.

     This market is approached via our web site: Internet marketing; inbound telesales from injured individuals; outbound telesales; and the value-added ergonomic reseller channel. The marketing efforts are directed towards influencers such as physical therapists, ergonomists, assistive and adaptive technology centers, occupational medicine clinicians and therapists, government agencies, worker's compensation personnel, and corporate human resource departments.

THE RETAIL KEYBOARD MARKET

     Companies such as Dell, HP and Gateway are starting to market products in the ergonomic and assistive technology markets. The DataHand(R) Ergonomic Keyboard has been approved by them as one of their products for these markets. While we are not in contract with these marketing companies, we anticipate that contracts with them for the sales of our products will be in place by the end of the first quarter of 2002. Dell, HP and Gateway are currently selling over 100 million computer keyboards per year. Our marketing focus is to supply our keyboards to their very large retail base.

MARKET STRATEGY - RETAIL KEYBOARD MARKET

     We will continue to market our keyboards via our web site (www.datahand.com), distributors, resellers and direct sales to enter the retail keyboard market. Web site traffic additional sales increase will be by utilizing known web resources. The following breakdowns are the average number of sites listed under each sub category on three major search engines (Yahoo, Lycos, and NorthernLight) for the keyword: ERGONOMICS as of June 30, 2001:

Companies    (61)
Conferences   (3)
Institutes   (10)
Organizations (4)

SEARCH ENGINE REGISTRATION: (PLACEMENTS FOR GENERATING WEB TRAFFIC)

     Search engines are a source of potential customers that search the web looking for certain keywords such as "ergonomic keyboards, ergonomic computer keyboards and preventing carpal tunnel injury". We are registered with all major search engines. Ninety percent (90%) of our sales during fiscal year 2000 occurred because of our web site, and search engines are the means by which persons searching the web for specific items are directed to web sites offering the items.

     Market knowledge and demand will also be increased by focused advertising utilizing selected periodicals serving the targeted markets. These periodicals include:

The American Industrial Hygiene Association Journal         Aviation, Space and Environmental
AIIE Transactions                                           Medicine
Annals of Occupational Hygiene                              British Journal of Industrial Medicine
Applied Ergonomics                                          Clinical Biomechanics
Applied Industrial Hygiene                                  CTD News
Applied Occupational and Environmental Hygiene              Ergonomics Abstracts
The Human Factors and Ergonomics Society                    Ergonomics in Design
Elsevieer Science Publishing                                Human Factors and Ergonomics Society
Institute of Industrial Engineers                           International Journal of Systems
Journal of Applied Biomechanics                             Automation
Journal of Biomechanics                                     Taylor and Francis
Journal of the Society for Health Systems                   Journal of Biomechanical Engineering
International Journal of Industrial Ergonomics              Journal of Occupational Medicine
Journal of Safety Research                                  International Journal of Human Factors
Occupational Safety and Health Reporter-Current             in Manufacturing
Report                                                      Scandinavian Journal of Work,
Occupational Safety and Health Reporter-Decisions           Environment and Health
Sound and Vibration                                         Workplace Ergonomics

     We have advertised in a few of these periodicals, such as the AAMT Journal, Journal of Hand Therapy, Occupational Practice Magazine and Occupational Health and Safety Magazine. As we obtain and/or generate additional working capital, we intend to increase our advertising in the above listed periodicals.

     We also plan to license the product to a large and well-respected computer company at an attractive wholesale price justified by the proprietary value of the DataHand(R) product name and technology. We have been in negotiations with HP, Dell, Gateway and Microsoft during the last half of 2001. Microsoft has recently added assistive technology products to its product line and web site, and our DataHand(R) Ergonomic Keyboard has been placed on its web site for availability of products. Microsoft has announced that it is hoping that by February of 2002 to have contracts in place with manufacturers of assistive technology products, such as us. Gateway has announced that it is working on setting up an ergonomic section in each of its stores, and our DataHand(R) Ergonomic Keyboard has been approved for that program. Dell has just verbally agreed to sell the DataHand(R) Ergonomic Keyboard. This strategy will enable computers to be sold with a competitively priced DataHand(R) keyboard at the original point of sale. We believe that once the right technology partner is acquired (IBM, Dell, Gateway, etc.), our DataHand(R) keyboard will quickly establish market share. We further believe rapid growth in sales volume will result as the ergonomic liability and lower productivity of the traditional keyboard becomes more widely understood.

THE PRODUCTIVITY KEYBOARD MARKET

     This market is defined as the corporate and/or government data entry market in need of keyboard solutions that offer increased typing speed, improved typing accuracy and reduced keyboard related fatigue. In this market, our DataHand(R) Ergonomic Keyboards compete against the less efficient and injurious standard keyboards and keypads with our DataProof 10-Key and Professional II keyboard models. These models feature user-defined programmability in addition to a more efficient design. We have existing reference accounts in this market segment. Typical customers include high volume data entry applications such as banks and data processing centers.

MARKET STRATEGY - PRODUCTIVITY KEYBOARD MARKET

     We have market experience selling keyboards based on productivity improvement. Our experience selling keyboards to enhance productivity has been based strictly on the design of our keyboard. To increase productivity on a keyboard, the product must have an extremely light touch (gram force) to activate the keys, the range of finger motion must be minimal and the hand position must be a neutral location. Our product meets all of these criteria. We plan to partner with a large data entry hardware manufacturer and/or innovative computer manufacturers to assist in productivity keyboard sales and marketing strategies. We do not yet have a contract with a large data entry hardware manufacturer. This market is virtually untapped, and no other keyboard manufacturer is better positioned to make productivity market advances. We and our partner(s) will approach this market via direct sales efforts, outbound telesales, OEM relationships, and data application trade shows and publications. The marketing efforts are directed towards influencers such as workflow managers, operations managers, and data entry hardware product managers. We have also approached Microsoft, Dell, Gateway, UNISYS, Insight Direct, CDW and CompUcom. No agreement has been reached with these companies to actively promote our products.

     We have entered into an agreement with DuraSwitch, Inc., of Tempe, Arizona, to develop a low-cost DataHand(R) Ergonomic Keyboard named the "ErgoHand". DuraSwitch is in the business of developing and licensing high quality switches. Currently its switches are licensed to companies such as Maytag (for washing machines, etc.) and Delphi (for automobiles). DuraSwitch's co-founder Tony VanZeeland is its chief engineer, holding over twenty patents for switches. Mr. VanZeeland was formerly our vice-president of engineering, and in that capacity, helped develop the current model of the DataHand(R) Ergonomic Keyboard - the Professional II. We and DuraSwitch are developing the "ErgoHand" on a
"handshake" agreement at this time. However, we have entered into a formal technology exchange agreement, a copy of which is attached as an exhibit.

OTHER KEYBOARD MARKETS - LAPTOP COMPUTERS AND GAMES

     Laptop computers are among the fastest growing sectors of the computer market. Some projections are that the number of laptop computers may exceed the number of desktop computers within this decade (Source: Frost & Sullivan U.S. MARKETS FOR COMPUTER KEYBOARDS AND POINTING DEVICES--1997). The opportunity to license our DataHand(R) technology for inclusion with a laptop computer may be of considerable value. Our DataHand(R) keyboard design incorporated into laptop computers would offer several advantages. Because DataHand(R) keyboard operation does not require the user to look at his or her hands, the computer screen can be placed on a more horizontal, rather than vertical, plane above the hands. This screen over hands position will allow the computer screen to be closer to the user, with a more perpendicular line of sight. In this way, the computer workspace can be physically more compact and offer better balance. Our DataHand(R) keyboard provides an integrated mouse that many users may prefer over touch-pads or force-gage (eraser style) pointer devices that many laptop computers must include. Additionally, our DataHand(R) keyboard may be grasped to facilitate stabilization during typing on the lap. Although we do not plan to manufacture a laptop computer, we will seek to license this technology to other computer manufactures.

     Game console unit sales for several of the more popular systems are already measured in millions of units. New game consoles are under development by companies such as Sony, Nintendo, Calico and Atari. The potential to license DataHand(R) technology to one or more of these manufacturers exist as a part of the standard game unit or as an available accessory to provide several significant advantages. Our DataHand(R) technology provides comfort and the extra utility than a conventional keyboard. A key entry device is important because many new game units are intended to be multi-functional, serving as more than simple game controllers. For example, the new Sony units are planned to have Web-TV capability, and others may have the ability to read and send E-mail. Some units may also include basic word processing, printing capability and educational programming that would require full keyboard usage. Our DataHand(R) keyboard technology could be used for typing and provide new and more fun gaming features that are not supported by a conventional keyboard.

SALES,  MARKETING AND DISTRIBUTION PROGRAMS:

     *    DISTRIBUTORS - enroll major distributors serving the targeted markets:
          Ingram Micro, Synnex and Tech Data - total sales 2000 about $60B (Source: Annual Reports for Ingram Micro, Synnex and Tech Data). We currently have 44 distributors in the United States and world wide.
     * RESELLERS - sign on (5) major resellers focusing on the targeted markets.
     * CATALOG SALES - place advertisements in (3) major print and (3) major electronic magazines. Catalog sales have only marginally begun. One reseller from New York currently lists the DataHand(R) Ergonomic Keyboard in its catalog. We plan to list our products in catalogs on a more extensive basis beginning in the second quarter of 2002.
     * WEB SITE - use latest electronic sales and web site design technology to generate increasing web site visits and sales. Considerable time and expense has also been expended in the development of our web site, www.datahand.com, and this has resulted in a steady flow of orders (twenty to thirty units per month).

     Our marketing plan requires the markets and distribution channels of distributors and resellers. These companies play a major roll to increase sales significantly in the first six months following our obtaining of additional financing. There are approximately 70 thousand resellers purchasing from the top four distributors, approximately 5000 electronic reseller and in excess of 100 catalog companies (Source: Catalog of Resellers - Public Library). With our planned marketing campaign to these resellers, we will see a major influx of orders. As a supplier, we will be required to ship within 2 1/2 weeks to distributors and resellers. Further, the in-house sales staff will concentrate on call centers, brokerage firms, financial institutions and corporations with 50 employees or more and require a ship time frame of 0-30 days. To date, all distributor and reseller agreements have been a standard agreement to sell our products. No material contracts currently exist. We have arrangements with 31 distributors/resellers in the United States and 13 distributors/resellers internationally.

     To date, most efforts to market our products (other than through our web site) have been through attendance at trade shows, for example, the Ergonomic Conference and Expo held in Las Vegas, Nevada beginning on December 11th, 2001, and the Workers Comp Conference in Atlanta, Georgia in August, 2001.

TRAINING

     Training and system implementation consulting is a separate revenue model that offers great potential for us. We have the capability to assist clients with the DataHand(R) Ergonomic Keyboard implementation and with evaluating and improving their data entry business processes. This involves project planning and management, application and business process analysis, user training, and change management training. Through this process, we can add value and increase the prospect of a successful implementation and also create and operate a very profitable data entry productivity improvement consulting business.

     Our training programs are designed to assist an individual or business with implementing a new keying technology and improving productivity. In order to best maximize the benefits of our products, training is an integral component of our experience and is designed to match the users specific goals and needs in an efficient and effective manner. All employees need freedom from pain to perform their job productively that will provide positive benefits both to the company and the employee.

     For individual keyboard sales, training tools are provided and have proven to be effective in both minimizing the time needed for learning and maximizing the return on investment. Due to these users' particular health problems and/or the productivity benefits, they are highly motivated to learn to use our DataHand(R) Ergonomic Keyboard. Individual keyboard purchasers occasionally purchase one-on-one training. Training is not sold to anyone other than a user of our keyboards.

     In the future, training tools will be offered through our web site, as well as being delivered with each individual keyboard and through training courses offered and taught by our qualified and licensed trainers.

INTERNET ADVERTISING

     We desire to enter into advertising agreements with internet providers such as AOL and Lycos pursuant to which these companies will display Internet banner advertisements for DataHand(R) Ergonomic Keyboard. America on Line (AOL) is currently scheduled to begin offering our DataHand(R) Ergonomic Keyboard on its web site beginning in mid-January 2002 There currently does not exist a written advertising agreement with either AOL or Lycos, although negotiations with both companies is on-going. We want these advertisements to appear when users of AOL and Lycos search for certain key words, such as "keyboards." The advertisements will allow users to click on the advertisement to link directly to our Web site. We anticipate that the agreements will require us to pay the portal sites based on the number of impressions we receive. We plan to initiate these advertisements during the last quarter of 2001. We also intend to continue to seek new opportunities to expand our presence within top-tier portal sites and highly trafficked content sites.

OFFLINE ADVERTISING

     We intend to actively pursue a variety of offline advertising channels to promote the DataHand(R) Ergonomic Keyboard in the magazines and journals listed above. Our efforts in this area will focus on promoting the brand through print advertisements. While we have not spent significant marketing dollars in this area in the past, we expect to significantly increase our offline advertising campaign in the future.

COMPETITION

     The DataHand(R) Systems products serves two distinct markets: corporate (and government) data entry systems and ergonomic keyboards. Data entry system devices are employed on equipment such as mail sorting machines and check sorters. This type of equipment has traditionally been supplied with either a standard keyboard or a numeric keypad for corporate data entry. Corporate and government data entry systems are DataHand's(R) primary market. DataHand(R) competes against the less efficient standard keyboards and keypads with the data Proof (10 Key) and Professional II models, which feature programmability in addition to improved design, to support a wide variety of processing applications.

     The ergonomic keyboard market is more consumer focused and subdivided into two parts. The first category includes keyboards that consist of a split, but attached, keyboard angled to align with the typist's writs through a wave-like wrist rest such as Microsoft's Natural keyboard. PC Concepts and Adesso are also competitors in this market and the three together have approximately 87% of the total ergonomic keyboard market. The second segment, that includes the
DataHand(R), is all other ergonomic keyboards in a wide array of shapes and configurations. DataHand(R) stands alone at the high end of this market with its uniquely patented keyboard technology providing minimum motion and force and ideal posture and the only proven health and comfort and productivity benefits. The published list price for the DataHand(R) Ergonomic Keyboard - Professional II is $1,295. For the Personal Edition, the published list price is $995. The difference in the two models, which appear to be nearly identical, is that the Professional II is a fully programmable model, i.e., the user can program every key if desired. This cannot be done on the Personal Edition.

     Currently there is minimal awareness of the DataHand(R) System. Despite the limited awareness, interested prospects find DataHand(R) on the Internet and purchase the product. Companies that have purchased in this manner include MIT (15 keyboards), Intel, Silicon Graphics, Hewlett Packard (5 keyboards), Analog Devices, Cisco, Lucent, Caterpillar, Motorola, Netscape, US Airways and many others.

     Our marketing plan has been developed to address the markets served. The plan includes the initiation of research projects, the creation of database marketing, the development of sales aids (including a video to be mailed to prospects and a PC based sales presentation), increased advertising (principally on Internet search engines and in trade publications, including journals), development of a enhanced marketing materials (including client case studies, research synopses and client testimonials), formation of a medical and ergonomic advisory board and "productizing" training and installation programs, with possible performance guarantees.

     We have identified four sales channels. In the corporate (and government) data entry systems market, there are two sub markets: speed/productivity and RMI prevention or relief for those already injured. In the individual user markets there are also two dub markets: rehabilitation and retail. These markets are very different, and our marketing plan identifies different strategies for each. The following is a description of each market and the strategies for attacking them.

     First, the corporate data entry (speed/productivity) market is approached via direct sales efforts that have already begun. The target of these selling efforts is the data entry production manager who is seeking to increase productivity. The Plan provided for the adding of a Vice President of Sales, who is Mr. Robert Caplan, four direct sales personnel in the calendar years 2001 and 2002 and substantially increased sales personnel in subsequent years. Leads for direct sales will be generated primarily through telemarketing directly to the operating manager.

     Second, the RMI prevention component of the ergonomic keyboard market is approached via direct sales and indirectly through corporate safety consultants. The target of these selling efforts are the managers of human resources, risk management and occupational safety and include the person responsible for managing workman's compensation insurance expense. The Plan is to approach this market directly through telesales that will be accomplished in-house or through outsourcing. Corporate safety consultants will also be approached via telemarketing and telesales.

     Third, the rehabilitation component of the ergonomic keyboard market is approached through inbound telesales, outbound telesales to hand therapists, and the ergonomic reseller channel. The target of these selling efforts is the injured individual. Inbound telesales is currently underway and is based on our Internet web site with calls taken by one sales person. The activity is being actively managed (using search engine management and banner advertising) to increase the number of injured workers who are directed to the web site. The resale channel marketing efforts are directed towards influencers such as physical therapists, government agencies, ergonomic resellers and corporate human resource departments.

     Fourth, the retail individual user market will be approached through licensing. It is believed that the product will be licensed at 12.5% of the wholesale price that is justified by the proprietary nature and significant benefit provided by the DataHand(R) product.

INTELLECTUAL PROPERTY

     The following patents are material to protecting the DataHand(R) Ergonomic Keyboard design. United States patents have a term of 17 years and European patents have a term of 20 years. The list includes United States and foreign patents and trademarks.

                                     PATENTS

             TITLE                          PAT. #            COUNTRY          ISSUED
             -----                          ------            -------          ------
Alpha Numeric Keyboard                      0279553           EPO              2/2/88
Alpha Numeric Keyboard                      4,913,573         U.S.             4/3/90
Comb. Computer Keyboard &
Mouse Date Entry System                     4,917,516         U.S.             4/17/90
Data Entry Terminal (Design)                D311,522          U.S.             10/23/90
Date Entry Device                           M8904784.2        Germany          7/7/89
Data Entry Device                           0057386                            7/17/89
Data Entry Device                           894,920           France           5/9/90
Data Entry Device                           1,060,442         U.K.             5/9/90
Switch Assembly                             5,514,866         U.S.             5/7/96
Switch Assembly (design)                    D362,425          U.S.             9/19/95
Keyboard (design)                           5,376,764         U.S.             3/21/95
Three Way Switch                            5,743,666         U.S.             12/27/94
Adjustable Keyboard                         5,743,666         U.S.             4/28/98
Magnetically Enhanced Membrane Switch       5,921,382         U.S.             7/13/99

                                   TRADEMARKS

  MARK                                      REG. #                             ISSUED
  ----                                      ------                             ------
DataHand                                    1,741,088                          12/22/92

ENVIRONMENTAL MATTERS

     Our business does not involve the use, handling, storage and disposal of potentially toxic substances or wastes. Accordingly, we are not subject to regulation by federal, state, and local authorities establishing requirements for the use, management, handling, and disposal of these materials and health and environmental quality standards, liability related to those standards, and penalties for violations of those standards. We believe that we do not have any material environmental liabilities. Compliance with environmental laws, ordinances and regulations has not had, and we do not expect such compliance to have, a material adverse effect on our business, financial condition, or results of operations.

INSURANCE

     We maintain an insurance policy that covers our property and provides general liability coverage of $1,000,000 per occurrence with a $2,000,000 aggregate. We believe our insurance coverage is adequate.

EMPLOYEES

     As of September 1, 2001, we had 16 employees, including 8 in production, 3 in sales and marketing and 5 in management and administrative support. We have experienced no work stoppages and are not a party to a collective bargaining agreement. We believe that we maintain good relations with our employees.

RISK FACTORS

     You should carefully consider the following risk factors, in addition to those discussed elsewhere in this Report, in evaluating our business.

UNLESS WE RAISE ADDITIONAL CAPITAL TO EXPAND OUR BUSINESS, WE MAY NOT BE ABLE TO CONTINUE OPERATIONS AS A GOING CONCERN, AND OUR INVESTORS MAY LOSE SOME OR ALL OF THEIR INVESTMENT.

     We historically have secured financing for operations, the acquisition of additional inventory and equipment, and the development of our products through private placements of equity securities and from loans. We had outstanding short-term notes payable and capital lease obligations totaling approximately $298,500 on September 30, 1999, $496,349 on September 30, 2000 and $147,606 on
June 30, 2001. Each figure includes yearly leases of $82,008 for office rent and office equipment leases We have incurred significant losses since inception and will be required to seek additional equity or debt financing to further develop our products and to establish our manufacturing operations, to finance future acquisitions or develop new product lines, to obtain equipment and inventory necessary to expand our in-house production capabilities, or to provide funds to take advantage of other business opportunities. The timing and amount of any such capital requirements cannot be predicted at this time. We have from time to time encountered difficulties in obtaining adequate financing on acceptable terms and there can be no assurance that such financing will be available on acceptable terms in the future. If such financing is not available in sufficient amounts or on satisfactory terms, we may be unable to repay creditors or to continue as a going concern. Our inability to obtain adequate financing on a timely basis also could adversely affect our operating results, may require us to restructure our business and operations, and could significantly interfere with our efforts to expand our business at the desired rate. Debt financing increases expenses and must be repaid regardless of operating results. Equity financing could result in additional dilution to our existing stockholders.

WE HAVE EXPERIENCED LOSSES FROM OPERATIONS, OUR AUDITORS' REPORT ON OUR FINANCIAL STATEMENTS IS QUALIFIED WITH RESPECT TO OUR ABILITY TO CONTINUE AS A GOING CONCERN, AND OUR FUTURE PROFITABILITY IS UNCERTAIN AND THIS COULD CAUSE OUR CURRENT AND PAST INVESTORS TO LOSE SOME OR ALL OF THEIR INVESTMENT.

     We have incurred operating losses since inception, and reported a net loss of $918,233 for the year ended September 30, 1999. As of September 30, 2000 we had an accumulated deficit of $849,077. Losses incurred during fiscal 2000 and 2001 are attributable primarily to expenses we incurred to develop, enhance and market our DataHand(R) Ergonomic Keyboard. We cannot assure you that we will generate sufficient operating revenue, expand sales of our products and services, or control our costs sufficiently to achieve or sustain profitability. Our financial statements for the year ended September 30, 2000 and the nine months ended June 30, 2001, have been prepared assuming that we will continue as a going concern. The report by our independent public accountants on our financial statements for the year ended September 30, 2000 states that the significant losses and our working capital deficiency as of that date make our ability to continue as a going concern uncertain. Our financial statements for the year ended September 30, 2000 do not include any adjustments relating to the realization of assets and the satisfaction of liabilities that might result in the event that we become unable to continue as a going concern.

OUR LIMITED OPERATING HISTORY MAY CAUSE FUTURE INVESTORS A PROBLEM IN EVALUATING OUR POTENTIAL FOR FUTURE SUCCESS. THIS IN TURN COULD CAUSE US DIFFICULTIES IN RAISING NEEDED CAPITAL

     Our company was incorporated in 1995 and we did not commence active business operations in the industry until 1996. Accordingly, we have a limited operating history and limited historical financial information upon which you can evaluate our existing business and our potential for future success. We face numerous risks, expenses, delays, and uncertainties associated with establishing a new business, especially in the new and rapidly evolving computer technology. Some of these risks and uncertainties relate to our ability to

     *    develop brand awareness and brand loyalty,
     *    increase traffic to our web site;
     *    increase customer acceptance of our products and services,
     *    develop and renew strategic relationships,
     * obtain access to new product and service offerings or distribution channels,
     * anticipate and adapt to the changing market for computer equipment and electronic commerce,
     * provide or contract for satisfactory customer service and order fulfillment, and
     *    integrate any acquired businesses, technologies and services.

     We may not be successful in addressing these risks and uncertainties. The failure to do so would materially and adversely affect our business.

     As a result of our limited operating history, our plan for rapid growth, the changing nature of computer technology and the increasingly competitive nature of the markets in which we compete, our historical financial data is of limited value in anticipating future operating expenses. Our planned expense levels will be based in part on our expectations concerning future revenue, which is difficult to forecast accurately based on our stage of development. We may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenue. Further, business development and marketing expenses may increase significantly as we expand operations. To the extent that these expenses precede or are not rapidly followed by a corresponding increase in revenue, our business, operating results and financial condition may be materially and adversely affected.

LOSS OF KEY PERSONNEL OR MANAGEMENT COULD CAUSE FURTHER MONETARY LOSSES AND THEREBY JEOPARDIZE OUR FUTURE SUCCESS.

     We depend upon the expertise and business connections of our executive officers and other key personnel, particularly James A. Cole, our Chief Executive Officer and Chairman of the Board, Scott R. Scartozzi, our President, Dennis J. Monroe, our Vice President of Operations, Dale J. Retter, our Director of Research and Development, Robert Caplan, our Vice President of Sales, and Dan Kass, our Vice President of Sales-Midwest Division. Our future success also will depend upon our ability to attract and retain qualified personnel. The loss of Messrs. Cole, Scartozzi, Monroe, Retter, Caplan and/or Kass' services or the services of our other key personnel, or our inability to attract and retain qualified personnel in the future, could have a material adverse effect on our business. We have a written agreement with Mr. Scartozzi, and a copy of it is attached as an exhibit.

WE MAY NOT BE COMPETITIVE IF WE FAIL TO ENHANCE OUR PRODUCT AND SERVICE OFFERINGS AND DISTRIBUTION CHANNELS.

     The failure to develop or acquire new or enhanced products, services, distribution channels and online features and functions could have a material adverse effect on our business. To remain competitive, we must continue to

     * expand our product and service offerings and develop or acquire new distribution channels,
     * enhance our offerings of ergonomic related news, information, and features,
     * enhance the ease of use, responsiveness, functionality, and features of DataHand(R) Ergonomic Keyboard,
     *    attract and retain additional staff, and
     * improve the consumer knowledge and purchasing experience on our planned network of Web sites.

     These efforts may require us to develop or license increasingly complex technologies. We may not be successful in developing or introducing new products, services, distribution channels, and online features and functions and the products, services, channels, features, and functions that we develop may not result in increased revenue. We also may not be able to develop, acquire, or enter into alliances for Web sites designed to attract consumers and suppliers of computer products.

     Developing, launching, and promoting new product and service offerings or expanding into new markets will require us to make significant investments of financial, management, and operational resources. These efforts also could strain our ability to support our existing business and product and service offerings or to provide an enjoyable online experience to visitors to our network. Our business could be materially and adversely affected if we fail to achieve these goals.

CHANGES IN ECONOMIC CONDITIONS AND CONSUMER SPENDING MAY ADVERSELY AFFECT OUR BUSINESS.

     The computer industry is subject to cyclical variations. Declines in consumer confidence levels, even if prevailing economic conditions are favorable, can also adversely affect consumer spending on computers and related technology. Our success depends in part upon a number of economic factors relating to discretionary consumer and business spending, including employment rates, business conditions, future economic prospects, interest rates and tax rates. We are unable to estimate the impact, if any, of the acts of terrorism recently unleashed on the United States on our business.

WE MAY INCUR SIGNIFICANT EXPENSES IN AN UNSUCCESSFUL ATTEMPT TO PROMOTE AND MAINTAIN RECOGNITION OF THE DATAHAND(R) BRAND WHICH WOULD CAUSE INCREASING LOSSES.

     Our success depends in part on our ability to build the brand identity of DataHand(R) Ergonomic Keyboards. We may incuR significant marketing costs in our effort to create and maintain a strong brand identity. We will require significant additional capital to build our brand identity, distinguish the DataHand(R) Ergonomic Keyboards brand and successfully grow our business. OuR business, operating results and financial condition could be materially and adversely affected if we cannot obtain sufficient capital for these purposes or if we incur excessive expenses in an unsuccessful attempt to promote and maintain recognition of the DataHand(R) Ergonomic Keyboards.

OUR FAILURE TO CONTINUE  TO DEVELOP AND GROW OUR SALES AND  MARKETING  FORCE AND
EFFORTS COULD ADVERSELY AFFECT OUR BUSINESS AND RESULT IN DECREASING SALES AND CONTINUING LOSSES.

     Until just recently we did not employ an experienced sales and marketing team, other than our senior management, and relied on outside consultants. We have hired some of these consultants to be our employees. However, we still need to employ additional experienced sales and marketing personnel to assist in increasing sales. Establishing our sales and marketing team will involve a number of risks, including the following:

     * we may not have adequate financial and marketing resources to establish and maintain such a team,
     * we may be unable to hire, retain, integrate and motivate sales and marketing personnel and their support staff, and
     * new sales and marketing personnel may require a substantial period of time to become productive.

OUR FAILURE TO EFFECTIVELY MANAGE OUR GROWTH COULD IMPAIR OUR BUSINESS.

     Our failure to manage our growth effectively could have a material adverse effect on our business, operating results, and financial condition. In order to manage our growth, we must take various steps, including the following:

     *    arrange necessary capital to expand our facilities and equipment,
     *    obtain products and services from third parties on a timely basis, and
     *    successfully hire, train, retain and motivate additional employees.

     We anticipate that our future growth in our operations will place a significant strain on our management systems and resources. We will be required to increase staffing and other expenses as well as make expenditures on capital equipment to attempt to meet the anticipated demand of our customers. We may increase our expenditures in anticipation of future orders that do not materialize, which would adversely affect our profitability.

WE MAY BE UNABLE TO IDENTIFY OR SUCCESSFULLY INTEGRATE POTENTIAL ACQUISITIONS.

     We may wish to acquire complementary businesses, products, services or technologies in the future. We may not be able to identify suitable acquisition candidates or make acquisitions on commercially acceptable terms. Any acquisitions would be accompanied by other risks commonly encountered in such transactions, including the following:

     * difficulties related to integrating the operations and personnel of acquired companies,
     * the additional financial resources required to fund the operations of acquired companies,
     *    the potential disruption of our business,
     * our ability to maximize our financial and strategic position by the incorporation of acquired technology or businesses with our product and service/training offerings,
     * the difficulty of maintaining uniform standards, controls, procedures, and policies;
     *    the potential loss of key employees of acquired companies,
     * the impairment of employee and customer relationships as a result of changes in management, and
     *    the incurrence of significant expenses in consummating acquisitions.

IF WE ARE UNABLE TO SUPPORT INCREASED VOLUME ON OUR WEB SITE SALES WILL BE ADVERSELY AFFECTED.

     Growth in the number of users accessing our Web site may strain or exceed the capacity of the computer systems of our Internet hosting service and lead to impaired performance or system failures. The current systems of our Internet hosting service may be inadequate to accommodate rapid traffic growth on our network. If this occurs, customer service and satisfaction may suffer, which could lead to dissatisfied users, reduced traffic, and an adverse impact on our business. Our Internet hosting service plans to upgrade and add to our existing technology and network infrastructure and to implement new systems so that our network can perform better and handle increased traffic. Failure to implement these systems effectively or within a reasonable period of time could have a material adverse effect on our business, operating results, and financial condition. We have completed a revision of our web site content so that surfing the site is easier and requires less computer memory on the surfer's computer than before. While we believe that we have substantially reduced the risk associated with the use and availability of our web site, we wish to caution that there remains risks over which we have no control. Our web site is very important to us because ninety percent (90%) of the sales generated in 2000 resulted from visits to our site.

WE FACE INTENSE COMPETITION.

     Our ability to compete successfully depends on a number of factors both within and outside our control, including the following:

     * the quality, features, diversity, and prices of our products and services,
     * our ability to generate traffic to our DataHand(R)Ergonomic Keyboard brand,
     * our ability to develop new products and technology and service offerings,
     *    our ability to develop and maintain effective marketing programs,
     *    the quality of our customer service and training,

          * our ability to recognize industry trends and anticipate shifts in consumer demands,
          *    product introductions by our competitors,
          * the number, nature, and success of our competitors in a given market, and
          *    general market conditions.

Because these factors change rapidly, customer demand also can shift quickly. We could experience a material adverse effect on our business, operating results, and financial condition if we are unable to respond quickly to market changes or a slowdown in demand for the products we sell and services we provide.

SERVICE FAILURES OR INTERRUPTIONS COULD ADVERSELY AFFECT OUR BUSINESS.

     Any sustained or repeated failure or interruption in our computer systems or the computer systems or equipment of our Internet hosting service would reduce the appeal of our Web site to customers and potential customers. Unanticipated problems affecting these systems may cause interruptions in our marketing activities. Interruptions or failures could result if we fail to maintain our systems, our Internet hosting service fails to maintain its computer systems and equipment in effective working order, or if telecommunications providers fail to provide the capacity we require. Our Internet hosting service also must protect its computer systems against damage from fire, power loss, water, vandalism, terrorism and other malicious acts, and similar unexpected adverse events. In addition, our potential customers depend on telecommunications providers, Internet service providers, and network administrators for access to our Web site. The systems and equipment of our Internet hosting service could experience outages, delays, and other difficulties as a result of system failures unrelated to its systems. Any damage, interruption, or failure that interrupts or delays our operations could cause users to stop using our services and have a material adverse effect on our business.

FAILURE OF OUR ONLINE SECURITY MEASURES COULD ADVERSELY AFFECT OUR BUSINESS.

     As with any computer network, our network is vulnerable to computer viruses, physical or electronic break-ins, and similar disruptions. We expect that these problems will occur from time to time. Security breaches and inadvertent transmissions of computer viruses could expose us to litigation or to a material risk of loss, which could have a material adverse effect on our business.

     We rely on technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information, such as consumer credit card numbers. Unauthorized persons may be able to compromise or breach the algorithms that we use to protect our consumers, transaction data, or software, to misappropriate proprietary information, or to cause interruptions in our operations. We may be required to invest a significant amount of money and other resources to protect against security breaches or to alleviate problems caused by any breaches that do occur. Any well-publicized compromise of security could deter use of the Internet in general or use of our network to conduct commercial transactions.

WE HAVE LIMITED PROTECTION OF OUR INTELLECTUAL PROPERTY, AND OTHERS COULD INFRINGE ON OR MISAPPROPRIATE OUR RIGHTS.

     Our performance and ability to compete will depend on recognition of the DataHand(R) Ergonomic Keyboard brand and the qualitY of our technology. We rely upon intellectual property and related laws to protect our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our proprietary rights is difficult. Our failure to adequately protect our intellectual property could materially and adversely affect our business, operating results, and financial position.

     Our business and ability to compete will depend to a significant degree on the value of our various patents, tradenames and marks, as well as our proprietary technology and other rights that we own or that we may license from third parties in the future. We are not using any licenses in currently producing our products. This may change with the advent of the "ErgoHand". Our competitors or others may adopt product or service names similar to our service marks or trademarks, which could impede our ability to build brand identity and could lead to customer confusion. We have registered our patents, trademarks or service marks in the United States, Germany, Italy, France and the United Kingdom. We may not be able to obtain effective patent, trademark, service mark, copyright, and trade secret protection in other countries in which our products and services are made available. We may find it necessary to take legal action in the future to enforce or protect our intellectual property rights or to defend against claims of infringement. Litigation can be very expensive and can distract management's time and attention, which could adversely affect our business. In addition, we may not be able to obtain a favorable outcome in any intellectual property litigation.

WE OWN THE TECHNOLOGY, PATENTS AND TRADEMARKS ON WHICH WE RELY.

     We rely on a combination of patent and trademark laws, confidentiality procedures and contractual provisions to protect our intellectual property. We may receive notices from third parties that claim the products, software or other aspects of our business that we own or have the right to use infringe their rights. Any future claim, with or without merit, could result in significant litigation costs and diversion of resources, including the attention of management, and could require us to enter into royalty and licensing agreements, all of which could have a material adverse effect on our business, financial condition, and results of operations. These royalty and licensing agreements, if required, may not be available on terms acceptable to us or at all. Such litigation, whether successful or unsuccessful, could result in substantial costs and diversion of our management's attention and our other resources, which could have a material adverse effect on our business, financial condition, and results of operations.

"PENNY STOCK" RULES MAY MAKE BUYING OR SELLING COMMON STOCK DIFFICULT.

     Our common stock will be subject to the "penny stock" rules as promulgated under the Securities Exchange Act of 1934. These rules require any broker or dealer engaging in a transaction in our common stock will be required to provide each customer with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market values of our securities held in the customer's accounts. The bid and offer quotation and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation. Certain brokers and dealers are less willing to engage in transactions involving "penny stocks" as a result of the additional disclosure requirements described above, which may make it more difficult for holders of our common stock to dispose of their shares.

SALES OF LARGE NUMBERS OF SHARES COULD ADVERSELY AFFECT THE PRICE OF OUR COMMON STOCK.

     Sales of substantial amounts of common stock by our shareholders, or even the potential for such sales, are likely to have a depressive effect on the market price of our common stock and could impair our ability to raise capital through the sale of equity securities. Of the 15,199,657 shares of common stock outstanding as of June 30, 2001, approximately 3,395,433 shares are eligible for resale in the public market without restriction unless held by an "affiliate" of our company, as that term is defined under applicable securities laws. The approximately 11,804,224 remaining shares of common stock currently outstanding are "restricted securities," as that term is defined in Rule 144 under the securities laws, and may be sold only in compliance with Rule 144, pursuant to registration under the securities laws, or pursuant to an exemption from the securities laws. Affiliates also are subject to certain of the resale limitations of Rule 144. Generally, under Rule 144, each person who beneficially owns restricted securities with respect to which at least one year has elapsed since the later of the date the shares were acquired from us or an affiliate of ours may, every three months, sell in ordinary brokerage transactions or to market makers an amount of shares equal to the greater of 1% of our then-outstanding common stock or, if the shares are quoted on a stock exchange or Nasdaq, the average weekly trading volume for the four weeks prior to the proposed sale of such shares. Sales under Rule 144 also are subject to certain manner-of-sale provisions and notice requirements and to the availability of current public information about our company. A person who is not an affiliate, who has not been an affiliate within three months prior to sale, and who beneficially owns restricted securities with respect to which at least two years have elapsed since the later of the date the shares were acquired from us or from an affiliate of ours is entitled to sell such shares under Rule 144(k) without regard to any of the volume limitations or other requirements described above.

WE DO NOT PLAN TO PAY CASH DIVIDENDS.

     We have never paid any cash dividends on our common stock and do not currently anticipate that we will pay dividends in the foreseeable future. Instead, we intend to apply earnings to the expansion and development of our business.

CHANGE IN CONTROL PROVISIONS MAY ADVERSELY AFFECT EXISTING STOCKHOLDERS.

     Our Articles of Incorporation and Delaware law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when those attempts may be in the best interests of our shareholders. Our articles of incorporation also authorize our board of directors, without shareholder approval, to issue one or more series of preferred stock, which could have voting, liquidation, dividend, conversion, or other rights that adversely affect or dilute the voting power of the holders of our common stock.

OUR ACTUAL RESULTS MAY DIFFER FROM THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT.

     Certain statements and information contained in this Report concerning our future, proposed, and anticipated activities, certain trends with respect to our revenue, operating results, capital resources, and liquidity, or with respect to the markets in which we compete or the fine arts industry in general, and other statements contained in this Report regarding matters that are not historical facts are forward-looking statements, as that term is defined in the Securities Act of 1933. Forward-looking statements, by their very nature, include risks and uncertainties, many of which are beyond our control. Accordingly, actual results may differ, perhaps materially, from those expressed in or implied by such forward-looking statements. Factors that could cause actual results to differ materially include those discussed elsewhere under this Part 1, Item 1, "Description of Business - Special Considerations."

AVAILABILITY OF MATERIALS FILED WITH THE SEC

     The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-8900-SEC-0330. We will be an electronic filer, and the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issurers that file electronically with the SEC at http://www.sec.gov. Our Internet site is http://www.datahand.com.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS.

                             SELECTED FINANCIAL DATA

     The following table summarizes certain selected consolidated financial data and is qualified in its entirety by the more detailed Consolidated Financial Statements and Notes thereto appearing elsewhere in this Report. The data has been derived from the financial statements audited by Shelley, CPA, independent certified public accountant.

                                   YEAR ENDED      YEAR ENDED      YEAR ENDED     PERIOD ENDED
                                  SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,      JUNE 30,
                                      1998            1999            2000            2001
                                  ------------    ------------    ------------    ------------
STATEMENTS OF OPERATIONS:

INCOME
  SALES AND TRAINING              $    278,163    $    195,789    $    153,966    $    152,971

COST OF SALES                          434,672         160,776         233,683          92,349
                                  ------------    ------------    ------------    ------------

  GROSS PROFIT                        (156,509)         35,013         (79,717)         60,622

EXPENSES
  SALES AND MARKETING                  450,418         117,606          37,833          93,603
  GENERAL AND ADMINISTRATIVE           975,374         622,069         263,536         149,802
  RESEARCH AND DEVELOPMENT             354,094          77,895          17,520          14,511
  DEPRECIATION EXPENSE                 168,303         113,689          52,819          53,118
  INTEREST EXPENSE                      32,631          21,987          12,809          38,772

  TOTAL EXPENSE                      1,980,820         953,246         384,517         349,806

  LOSS BEFORE PROVISION FOR
  INCOME TAXES                      (2,137,329)       (918,233)       (464,234)       (289,184)

  PROVISION FOR INCOME TAXES                 0               0               0               0
                                  ------------    ------------    ------------    ------------
NET INCOME (LOSS)                   (2,137,329)       (918,233)       (464,234)       (289,184)
                                  ============    ============    ============    ============

BASIC EARNINGS
  (LOSS) PER COMMON SHARE                (0.23)          (0.09)          (0.04)          (0.02)

BASIC WEIGHTED AVERAGE NUMBER
  OF COMMON SHARES                   9,199,209      10,242,374      11,209,996      12,969,165

DILUTED EARNINGS
  (LOSS) PER COMMON SHARE                 (.20)          (0.07)          (0.03)          (0.02)

DILUTED WEIGHTED AVERAGE NUMBER
  OF COMMON SHARES                  10,920,323      13,290,090      14,508,450      16,425,902

The notes to the financial statements attached as an exhibit are an integral part of this Comparative Statement of Operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     We are a Delaware corporation formed in November 1994. Our primary business is the sale, marketing, manufacture, licensing and development of innovative, high-value computer data input services. On January 27, 1995, we merged with Industrial Innovations, Inc., an Arizona corporation founded in October 1987. We were the surviving legal entity. As a result of the merger, each outstanding share of common stock held by the shareholders of Industrial Innovations, Inc., was exchanged for one share of our common stock. DataHand(R) is a registered trademark of ours.

     Our operations to date have included assembling our management, marketing and sales, and product development personnel, forming strategic relationships with vendors, securing financing and launching the initial commercial production of our DataHand(R) System. Product development, testing and test marketing of DataHand(R) ergonomic keyboards have been completed. Full-scale production commenced in October 1998 with sales and marketing starting shortly thereafter.

     During fiscal 2000 we derived our revenue from the sales of our DataHand(R) Ergonomic Keyboards. Cost of sales includes raw materials and labor. Operating expenses include general corporate expenses, sales salaries, product development costs, taxes, and fringe benefits, as well as the cost of support services to the continuing development of our technology and new products.

     Ninety percent (90%) of our sales during fiscal 2000 occurred because of our web site. Although most of these sales were closed via telephone, the initial contact with us occurred with the customer visited our web site. The primary method of selling has been to "drive" customers to the web site by listing it on several search engines and with key words, such as "hurt hands', ergonomic keyboards", etc. Sales terms require credit card payment before delivery. We deliver within three days of receiving payment for an order. We have a thirty day return policy with a ten percent (10%) restocking fees as a deduction from the sales price paid.

     Our training and system implementation have been offered on a fee basis for the past five (5) years. Customers such as Citibank in North Dakota, M&I Bank in Milwaukee, Sara lee in Georgia and L.L. Bean in Maine have paid for and received training from our training consultant Shelley Johnson. Ms. Johnson, a certified trainer with a Master Degree, has consulted with our customers, on our behalf, in the past in the area of office productivity improvement associated with the use of the DataHand(R) Ergonomic Keyboard in the customer's environment.

     All revenue is recognized when billed. We do not currently offer extended terms on the sales of any of our products or training.

     There are no particular external business conditions that have affected our business in the past. Sales have declined year-to-year since 1998 because of a restructuring that occurred at the end of 1998. Because of a lack of funding at that time, our management agreed that we would layoff most of our work force and concentrate our efforts on raising needed capital and completing the design of the "ErgoHand" (the low cost DataHand(R) Ergonomic Keyboard) and the recruitment of needed, experienced personnel for the future. These tasks have been completed, and we anticipate that sales will show an increase beginning in 2001. There are no seasonal or other aspects in our financial performance.

     Revenues have not been segmented by market segment in the past. However, it is anticipated that revenues will be segmented in the future between at least: web sales, resellers and corporate sales.

RESULTS OF OPERATIONS FOR THE NINE MONTH PERIODS ENDING JUNE 30, 2000 AND JUNE 30, 2001

     REVENUE. Total revenue for the nine month periods ending June 30, 2000 and June 30, 2001 were $111,178 and $152,971 respectively. The nine month period ending June 30, 2000 saw sales of keyboards of $108,678 and training revenue of $2,500, while the nine month period ending June 30, 2001 saw sales of keyboards of $143,471 and training revenue of $9,500. The change in revenue is attributable to increase sales of our DataHand(R) Ergonomic Keyboards .

     COST OF GOODS SOLD; GROSS PROFIT. Cost of goods sold for the nine month periods ending June 30, 2000 and June 30, 2001 were $63,443 and $92,349 respectively. The nine month period ending June 30, 2000 saw cost of keyboards sold of $51,561 and cost of training of $11,882, while the nine month period ending June 30, 2001 saw cost of keyboards sold of $84,021 and cost of training of $8,328. Cost of goods sold for the periods ending September 30, 2000 and September 30, 1999 were $233,683 or approximately 152% of total revenue and $160,776 or approximately 82% of total revenue respectively. The increase in cost of goods sold of $72,907 or approximately 47% of total revenue of fiscal year ending September 30, 2000 is primarily attributable to increased supervisory expenses. Gross profit for the nine month period ending June 30, 2000 was $47,735 or approximately 43% of total revenue and gross profit for the period ending June 30, 2001 was $60,622 or approximately 40% of total revenue. The reduction of 3% in gross profit is primarily attributable to increases in manufacturing costs during the nine month period ending June 30, 2001.

     SALES AND MARKETING EXPENSES. Sales and marketing expenses for the nine month periods ending June 30, 2000 and June 30, 2001 were $43,609 and $93,603 respectively. The approximate 115% increase is representative of us shifting from a development mode to a sale mode.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses for the nine month periods ending June 30, 2000 and June 30, 2001 were $330,308 and $149,802 respectively. The decrease of $180,506 or approximately 55% is primarily attributable to reduction of executive salaries.

     RESEARCH AND PRODUCT DEVELOPMENT EXPENSES. Research and product development expenses for the nine month periods ending June 30, 2000 and June 30, 2001 were $18,074 and $14,511 respectively. The decrease of research and product development expenses is representative of us shifting from a development mode to a sales mode. The research and product development expenses were primarily salary and consulting fees incurred, and although the expenses have been reduced during the periods presented since 1998, additional research and product development expenses are expected as our products' market will require improvements to remain a competitive electronic device and as we continue development of the "ErgoHand".

     DEPRECIATION AND AMORTIZATION EXPENSES. Depreciation and amortization expenses for the nine month periods ending June 30, 2000 and June 30, 2001 were $40,749 and $53,118 respectively. We anticipate that depreciation expense will increase as we expand our operations by purchasing additional property, plant and equipment in subsequent years.

     INTEREST EXPENSE. Interest expense for the nine month periods ending June 30, 2000 and June 30, 2001 were $0 and $38,772 respectively. New financing placed during the nine months ending June 30, 2001 were the sources of the increase of $38,772 in interest expense.

     NET LOSS BEFORE INCOME TAXES. Net loss before income taxes for the nine month periods ending June 30, 2000 and June 30, 2001 were $385,005 and $289,184 respectively. The decrease of $95,821 or approximately 25% is primarily the result of management's efforts to decrease general, administrative and product development expenses during the two nine month periods.

     PROVISION FOR INCOME TAXES. As of June 30, 2001, we had a net operating loss carryforward balance of approximately $11,464,242 from losses incurred through that date.

LIQUIDITY AND CAPITAL RESOURCES

     Our working capital has fluctuated greatly in the previous periods. Beginning at September 30, 1999, we had a negative $461,461. At September 30, 2000, we had a negative $801,619, and at June 30, 2001, we had a negative $348,376. Current assets increased to $104,358 at the nine months ended June 30, 2001 from $56,612 at September 30, 2000. Current assets were $117,930 at September 30, 1999. The changes were due primarily to changes in inventory and cash.

     Our operating activities used net cash of during the year ended September 30, 2000 of $79,107 and $197,247 during the year ended September 30, 1999. Our operating activities used net cash of $630,174 during the nine months ended June 30, 2001. The major element contributing to net operating cash flow was cash paid for general and administrative and marketing expense.

     At the end of the fiscal year ended September 30, 1998, we had current notes payable outstanding of $22,500. During the period from September 30, 1998 through September 30, 1999, we borrowed an additional $193,992, bringing the total due on current notes payable on September 30, 1999 of $216,492. In the fiscal year ended September 30, 2000, we borrowed an additional $197,849, bringing the total due on current notes payable to $414,341. As of June 30, 2001, we owed $65,598. The current notes payable during those periods of time bore interest at rates between 0% and 10% per annum.

     At the end of the fiscal year ended September 30, 1998, we had long term notes payable outstanding of $116,363. During the period from September 30, 1998 through September 30, 1999, we borrowed an additional $39,039, bringing the total due on long term notes payable on September 30, 1999 of $155,402. In the fiscal year ended September 30, 2000, we reduced our debt by $11,068, bringing the total due on long term notes payable to $144,334. As of June 30, 2001, we had no long term note holders.

     Our capital lease obligations ended in fiscal year 2000. In fiscal year ended September 30, 1999, we made capital lease payments of $7,401 and in fiscal year ended September 30, 1999, we made capital lease payments of $19,997.

     We have managed to raise enough financing from either loans or infusions of equity to continue the development of our products. We have a very loyal shareholder base that has continued to support our efforts and to provide additional fundings over the years. In the past, the liquidity needs that we experienced were due to the product development and testing phase of the our history. As we are now entering into the marketing phase of our existence, we have determined that 64 units sold per month will place us in a positive cash flow environment. We are adding to our marketing and sales force to reach the 64 keyboards sold per month goal as early as the spring of 2002. In the meantime, we have a line of credit available to us from a major shareholder. It is management's belief that this line of credit and continued support from other major shareholders that operations will continue into the foreseeable future.

ROYALTY AGREEMENTS

     As a means to raise capital, our predecessors in interest initiated a program whereby they sold or granted the right to receive future royalties on the sale of certain DataHand(R) family products. The Fixed Royalty Override
Agreements (Royalty Agreements) originally called for total royalties of $5.91 for each DataHand(R) device we sold, and for which any party sold under sublicense from us. The Royalty Agreements expire through March 31, 2007. The royalty payments are not a material amount. Royalty payments accrued during the past five year are less than $2,000. These payments are an insignificant portion of our expenses and are fully discussed in the notes to our financial statements.

     Option A. Holders of Royalty Agreements representing $.30 of royalties for each DataHand(R) device sold agreed to change each $.01 of the royalty under such agreement to a percentage of revenue from the sales of DataHand(R) Systems of .000333% for direct sales and .0333% for sublicense and royalty revenue.

     Option B. Holders of Royalty Agreements representing $1.42 of royalties for each DataHand(R) device sold agreed to change each $.01 of the royalty under such agreement for direct sales to the lesser of the existing royalty under the agreement of .00333% for such revenue and for sublicense and royalty revenue to
 .0333% of such revenue.

     Option C. Holders of Royalty Agreements representing $3.89 of royalties for each DataHand(R) device sold agreed to exchange each $.01 of royalty for 1,500 shares of our common stock.

After the Options A, B and C conversions, there remains a fixed royalty obligation of $0.25 per unit and a percentage-of-sales royalty, based on the average sales price of a DataHand(R) Professional II as of June 30, 2001, of approximately $1.00.

CAPITAL STOCK

     We have total authorized capital of 35,000,000 shares consisting of 30,000,000 shares of common stock, $.001 par value per share and 5,000,000 share of preferred stock, $.001 par value per share.

OPTIONS

Option agreements are granted at the discretion of the Board of Directors.

SCHEDULE OF OPTIONS GRANTED

                               6/30/01     9/30/00    9/30/99      9/30/98
                               -------     -------    -------      -------
Beginning Balance              689,758     592,303    539,803      964,461
Employee/director granted                   97,455     47,500      354,878
Non-employee granted                                    5,000       32,167
Employee expired                                                  (811,703)

Ending Balance                 689,758     689,758    592,303      539,803

Expiration Date of the
Options Granted                             8/1/05     7/1/04       2/1/03

Option Price                                  1.00       1.00         1.00

Weighted average fair value
Of Options Granted                             .32        .27          .65

     We account for our employee stock option plans based on the provisions of APB No. 25, under which no compensation cost has been recognized. If the option costs had been calculated under provisions of SFAC 123, our loss would have been the following.

Amount reported               (289,184)   (464,234)  (918,233)  (2,137,329)
Proforma                      (344,120)   (519,170)  (966,932)  (2,183,463)

     A copy of our stock option is attached as an exhibit.

WARRANTS

     We have outstanding warrants to purchase shares of common stock at prices ranging from $1.00 to $5.00 per share. Certain outstanding warrants have expiration dates through July 10, 2004 and certain warrants expire at the date of an initial public offering. Below lists the warrants outstanding at the end of each period.

                     6/30/01     9/30/00     9/30/99     9/30/98
                    ---------   ---------   ---------   ---------
Beginning Balance   2,608,696   2,455,413   1,181,311   1,146,100
Warrants Issued       158,283     153,283   1,274,102     101,701
Warrants Expired            0           0           0      66,500
                    ---------   ---------   ---------   ---------
Ending Balance      2,766,979   2,608,696   2,455,413   1,181,311
                    =========   =========   =========   =========

     As of August 30, 2001, we had 27 holders of warrants for 2,775,179 shares of common stock.

     We currently are seeking additional sources of financing, which may include one or more private placements of debt or equity securities. We can provide no assurance that any additional financing will be available on terms that are acceptable to us, if at all. Our inability to obtain such financing could result in our inability to continue as a going concern. If such financing is not available in sufficient amounts or on satisfactory terms, we also may be unable to expand our business or to develop new customers at the rate desired, and the lack of capital could have a material adverse effect on our business.

     A copy of our warrant is attached is attached.

ECONOMIC CHANGES DUE TO INCREASED SECURITY MEASURERS

     Since the terrorist attack of September 11, 2001, we have reviewed our company for any impact that this might bring on our business. Until the U.S. Government fully outlines its plans for a response, and that response impact is integrated into the U.S. economy, we cannot make a judgment on its impact on our business.

     We do, however, feel that freight cost will increase.

ITEM 3. DESCRIPTION OF PROPERTY.

     Our executive offices and production facility are located at 3032 North 33rd Avenue, Phoenix, Arizona 85017-5247, occupying 7,920 square feet of space leased on a month to month basis. This facility is leased to Dale Retter, one of our founders and a principal stockholder. Since 1998, we have been paying the lease payments under a verbal agreement with Mr. Retter. The lease provides for a monthly rental payment of $4,740. We believe our present facility is in good operating condition and is adequate for our present and future requirements.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     The following table sets forth certain information with respect to beneficial ownership of our common stock as of August 29, 2001 by (i) each of our directors and executive officers, (ii) all of our directors and executive officers as a group and (iii) each other person known by us to be the beneficial owner of more than five percent of our common stock:

                                                       SHARES BENEFICIALLY OWNED
                                                       -------------------------
                                                           (1)          (2)
                                                          ------      -------
NAME AND ADDRESS OF BENEFICIAL OWNER                      NUMBER      PERCENT
------------------------------------                      ------      -------

DIRECTORS AND EXECUTIVE OFFICERS
James A. Cole........................................     795,643      5.13%
Marvin Altman........................................     128,784      0.83%
Scott R. Scartozzi...................................                      %
Dennis J. Monroe.....................................     139,208      0.90%
Dale J. Retter.......................................   1,241,243       8.0%
Robert Caplan........................................                      %
Dave Kass............................................                      %
All directors and officers as a group (7 persons) ...   1,468,968     14.86%

NON-MANAGEMENT 5% STOCKHOLDER (5)

Saul D. Kass, Saul D. Kass Revocable Trust...........   1,895,000     12.10%
R.L. & S.L. Middleton Trust(3).......................   1,354,667      8.73%
Lyle D. Middleton(4).................................   1,475,066      9.50%
Charles Oswald(5)....................................   2,527,500     16.28%
Rotherwood Corporation(6)............................     910,000      5.86%

----------
(1) Except as indicated, and subject to community property laws when applicable, the persons named in the table have sole voting and investing power with respect to all shares of common stock shown as beneficially owned by them. Except as otherwise indicated, each of such persons may be reached through us at 3032 North 33rd Avenue, Phoenix, Arizona 85017-5247.
(2) The number and percentage shown include 37,500 shares of common stock issued to Mr. Cole. See Part I, Item 6, "Executive Compensation - Employment Agreements" and Part I, Item 7, "Certain Relationships and Related Transactions." In calculating the percentage of ownership, such shares are deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by Mr. Cole and by all directors and officers as a group, but are not deemed to be outstanding for the purpose of computing the percentage of shares of common stock owned by any other person.
(3) R.L. & S.L. Middleton Trust holds warrants expiring on August 12, 2002 to purchase 100,000 shares of common stock. Robert L. Middleton holds warrants expiring September 30, 2002 to purchase 343,383 shares of common stock.
(4) Lyle D. Middleton holds warrants expiring in January of 2003 to purchase 513,283 shares of common stock.
(5) Charles Oswald holds warrants expiring on June 30, 2002 to purchase 350,000 shares of common stock.
(6) Rotherwood Corporation holds warrants expiring on June 30, 2002 to purchase 500,000 shares of common stock.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The following table sets forth certain information regarding our directors, executive officers, and certain key employees:

NAME                  AGE      POSITION
----                  ---      --------
James A. Cole         55       Chief Executive Officer and Chairman of the Board
Marvin Altman         75       Member of the Board
Scott R. Scartozzi    40       President
Dennis J. Monroe      61       Vice President of Operations
Dale Retter           52       Director of Research and Development and Member
                               of the Board
Robert Caplan         56       Vice President of Sales
Dan Kass              51       Vice President of Sales-Midwest Division

James A. Cole, BS, MBA, is our Chief Executive Officer and Chairman of the Board. Mr. Cole is President of Applebee's of Texas and Financial Consultant to Applebee's International, Inc., is Chairman of the Board and Chief Executive Officer of CoilWells, Inc., an environmentally friendly coal mining company, was President of Tri-Steel Structures, a manufacturer of steel frames for residential buildings, was Chief Financial Officer of Stevens Graphics Corporation and Didde Graphic Systems Corporation, manufacturers of printing presses and was Manager of Planing and Analysis for Rockwell International. Mr. Cole has an undergraduate degree in Accounting and Finance and graduate degrees in Business Administration (Marketing) and International Finance. Mr. Cole has taken three companies through the initial public offering process.

Marvin Altman, one of our directors, is a retired insurance executive from Alexander & Alexander. Mr. Altman, an attorney by formal education, entered the insurance business in 1949 and was president of Altman Bros. Insurance Agency in Kansas City, Missouri until its merger with R.B. Jones in 1971. R.B. Jones in turn merged into Alexander & Alexander in 1979. Mr. Altman served as a vice president of Alexander & Alexander until his promotion to Senior Vice President in 1989. He retired in 1997.

Scott R. Scartozzi, BA, is our President. Mr. Scartozzi has over 16 years of experience of senior management in the computer and information technology industry. Mr. Scartozzi has served as president of RNI Resource Network, Inc., President of Resource Network Services, Inc., operations manager of Computer Town, Inc., and vice president of sales and marketing for Broker Publishing. He has an undergraduate degree in Electrical Engineering.

Dennis J. Monroe, BS, MS, is our Vice President of Operations. Mr. Monroe has over 20 years of United States and International business experience with three leading capital goods manufacturers specializing in innovating and utilizing new technologies and organizational development. He has served at the officer level with Ferrofluidics as vice president of operations, Vitronics Corporations as vice president of manufacturing and Harris Graphics Corporation as vice president of manufacturing and operations. He has also served as plant manager for Van Dorn Plastic Machinery. His undergraduate degree is in Industrial Engineering, and his graduate degree is in Industrial Administration, Managing Engineering, Product Development and Operations to provide profitable and commercial products utilizing design and manufacturing processes in many international locations

Dale Retter, BGS, JD, is our Director of Research and Development. Mr. Retter is the founder of our company and the co-inventor of the DataHand Ergonomic Keyboard. Currently, Mr. Retter serves as President of Fabuluss Software, Inc.

Robert Caplan is our Vice President of Sales. Mr. Caplan has more than 30 years of experience as a sales professional in all aspects of sales and marketing, including marketing strategy and implementation of wholesale, retail and distributors, mass merchants, direct and relationship sales. Mr. Caplan was a communications specialist for Eschelon Telecom, Inc., a marketing consultant for Broker Publishing, corporate accounting representative for Computer Town, Inc., western territory manager for Kroy, Inc., and vice president of sales and marketing for Computer Pro, Inc. His undergraduate degree is in Business Administration and his graduate degree is in Communications.

Dan Kass, BS, MBA, is our Vice President of Sales-Midwest Division. Mr. Kass has over 14 years of experience in office supply as a sales representative with Stanley-Sargent Co. and furniture sales as a department manager for Sanger

Harris/Sakowitz and five years experience as a commercial banking officer for United Missouri Bank. Mr. Kass has owned and operated his own company, Conserve America, in the computer supplies industry manufacturing toner cartridges.

ITEM 6. EXECUTIVE COMPENSATION.

     The following table shows for the fiscal year ended December 31, 2000 the cash compensation paid by us, as well as certain other compensation paid or accrued by us, to our Chief Executive Officer and our President. None of our executive officers received aggregate compensation of more than $100,000 for fiscal 1999.

                                              ANNUAL COMPENSATION
                                             ---------------------       ALL OTHER
NAME AND PRINCIPAL POSITION          YEAR    SALARY($)    BONUS($)    COMPENSATION($)
---------------------------          ----    ---------    --------    ---------------
James A. Cole (1)                    2000    $90,000
Scott R. Scartozzi, President(2)     2000    $ 6,647      $6,647

----------
(1) James A. Cole has served as our Chairman of the Board and Chief Financial Officer. James A. Cole has stock options to purchase 37,500 shares of common stock. Mr. Cole's compensation for the year 2000 has been accrued at $90,000 on our books.
(2) Scott R. Scartozzi has served as our President from December 6, 2000. All of Mr. Scartozzi compensation is paid pursuant to his contract, a copy of which is attached as an exhibit. Currently, Mr. Scartozzi is paid at the rate of $125,000 per year for 2001 in base salary plus a bonus of up to $125,000 per year.

     We do not offer medical insurance or other benefits to our employees, including executive officers and directors who also are our employees.

1993 LONG-TERM INCENTIVE PLAN

     The 1993 Long-Term Incentive Plan (Incentive Plan) was adopted by the Board of Directors in July 1994, and approved by the shareholders in November 1994. The Incentive Plan provides for the granting of options to acquire our common stock, the granting of stock appreciation rights, direct granting of our common stock or the granting of other cash awards. Under the Incentive Plan, as of September 30, 1997 and 1996, a total of 700,000 and 350,000 shares of common stock are reserved for awards of incentive stock options, performance shares or restricted stock to officers or other key employees of our. Non-officers' options generally expire within 90 days after the participant's termination of employment. Officers' options generally do not expire upon termination.

     The expiration date and the other provisions of the options will be established at the time of grant. Options may be granted for terms of up to five years and become exercisable in whole or in one or more installments at such time as may be determined by the Board of Directors upon grant of the options. The exercise price of options will be determined by the Board of Directors, but may not be less than 100% (110% if the option is granted to a stockholder who at the date the option is granted owns stock possessing more than 10% of the total combined voting power of all classes of our stock) of the fair market value of the common stock at the date of the grant.

1993 DIRECTOR STOCK PLAN

     The 1993 Director Stock Plan (Director Plan) was adopted by the Board of Directors in July 1994 and approved by the shareholders in November 1994. The Director Plan authorizes awards of stock options to non-employee Directors. A total of 300,000 shares of common stock have been reserved and are available for grant under the Director Plan.

     The exercise price per share of stock for any option granted under the Director Plan shall be equal to the fair market value of such share on the date of grant. The grant date, as defined, shall be October 1 of year for options to purchase 7,500 shares of common stock to each non-employee director and 15,000 shares to the Chairman of the Board. The options become exercisable after six months and must be exercised within five years of the date of grant. Any options granted under the Director Plan, which terminates, expires or lapses for any reason will again be available for grant.

DIRECTORS' COMPENSATION

     We currently do not compensate our employee directors for their services to us other than by awards of stock options. The directors as a group hold 97,500 stock options as of August 30, 2001. We may reimburse our directors for certain expenses in connection with attendance at board and committee meetings.

EMPLOYMENT AGREEMENTS

     We  entered  into a  consulting  agreement  with  our  President  Scott  R.
Scartozzi on December 6, 2000. Mr. Scartozzi undertook to create and manage sales and marketing plans to create sales of products and training and to implement those services for us. Mr. Scartozzi's annual salary is $125,000, and he shall receive cash bonuses of not less than $125,000, payable quarterly, to be negotiated each year based upon successful completion of goals as established by the board of directors and Mr. Scartozzi. Mr. Scartozzi was granted 25,000 stock options on the signing of his consulting agreement.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     We lease our offices from Dale Retter, one of our founders and a principal stockholder. Since 1998, we have been paying the lease payments under a verbal agreement with Mr. Retter. The lease provides for a monthly rental payment of $4,740. We believe our present facility is in good operating condition and is adequate for our present and future requirements.

ITEM 8. DESCRIPTION OF SECURITIES.

GENERAL

     Our authorized capital stock currently consists of 35,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of serial preferred stock, par value $.001 per share. As of August 29, 2001, there were 15,524,237 shares of common stock issued and outstanding and no shares of serial preferred stock issued and outstanding, compared to 11,347,618 shares of common stock issued and outstanding on September 30, 2000.

COMMON STOCK

     The holders of common stock are entitled to one vote for each share held by them of record on our books in all matters submitted to be voted on by the stockholders. The holders of common stock are entitled to receive such dividends, if any, as may be declared by the board of directors from time to time out of legally available funds. Upon our liquidation, dissolution, or winding up, the holders of common stock will be entitled to share ratably in all of our assets that are legally available for distribution, after payment of all debts and other liabilities. The holders of common stock have no preemptive, subscription, redemption, sinking fund, or conversion rights.

PREFERRED STOCK

     Our board of directors is authorized, without further stockholder approval, to issue up to an aggregate of 5,000,000 shares of preferred stock in one or more series. The board also is able to fix or alter the designations, preferences, rights, and any qualifications, limitations, or restrictions of the shares of each series of preferred stock, including the following:

     *    dividend rates,
     *    redemption rights and prices,
     *    conversion rights and prices,
     *    voting rights and preferences, and
     *    preferences on liquidation or dissolution of our company.

     There are no shares of preferred stock outstanding. We have no present plans to issue any shares of preferred stock.

OPTIONS

     We had 689,758 options for the purchase our common stock outstanding as of June 20, 2001. Please see the notes to our financial statements for a compete description of our options.

WARRANTS

     We had 2,766,979 warrants outstanding as of June 30, 2001. Of these, 818,394 warrants expire upon an initial public offering of our common stock. Of the remaining 1,948,585 warrants the average expiration date is October 18, 2003. The exercise price ranges from $1.00 to $5.00. Please see the notes to our financial statements for a complete description of our options.

ANTI-TAKEOVER EFFECTS OF OUR ARTICLES OF INCORPORATION AND BYLAWS

     Various provisions in our articles of incorporation and bylaws may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in his or her best interest, including those attempts that might result in a premium over the market price for the common stock. Our board is authorized to issue up to 5,000,000 shares of currently un-designated preferred stock, the terms of which may be designated to delay, defer or prevent a change in control. Our directors serve staggered terms, which make it more difficult for insurgents to take control of our board, and cumulative voting is not permitted. Only our board, to the exclusion of shareholders, may call for special meetings of the shareholders. Our shareholders must submit proposal to the board for shareholder consideration only at the annual meeting, when called by the board. Each of these provision could delay, defer or prevent a change in control.

TRANSFER AGENT AND REGISTRAR

     We act as our own transfer agent and registrar for our common stock. We intend to use the services of a professional transfer agent once registration of our stock becomes effective.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     Our common stock is not publicly traded, and there is no market price of our common stock.

     As of August 29, 2001, there were approximately 346 holders of record of our common stock.

     Our policy is to retain earnings to provide funds for the operation and expansion of our business. We have not paid cash dividends on our common stock and do not anticipate that we will do so in the foreseeable future. The payment of dividends in the future will depend on our growth, profitability, financial condition, and other factors that our board of directors may deem relevant.

ITEM 2. LEGAL PROCEEDINGS.

     Not applicable.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

     Prior to fiscal year ended September 30, 1997, our auditors were Arthur Andersen LLP, and their last audit was of fiscal years ended September 30, 1996 and September 30, 1997. Arthur Anderson's report on our financial statements, which are not included in this Report, for the fiscal years ended September 30, 1996 and September 30, 1997, were prepared assuming we would continue as a going concern and raised substantial doubt about our ability to continue as a going concern. In connection with that audit, and subsequently to November 25, 1997, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Arthur Anderson, would have caused it to make reference to the subject matter of the disagreement in connection with its report.

     We decided not to have audits performed during fiscal years ended September 30, 1998, 1999 and 2000 so that the funds which would have been spent on audits for those years could be spent on product development and marketing. Thus, we terminated our relationship with Arthur Anderson LLP. We retained Mark Shelley, CPA, of Shelley Intl, CPA, independent certified public accountant in May of 2001 to prepare the audits for those fiscal years, and such audits are included in this Report. Shelley Intl, CPA, report on our financial statements for the nine months ended June 30, 2001 and the fiscal years ended September 30, 1998, 1999 and 2000, was prepared assuming we would continue as a going concern and raised substantial doubt about our ability to continue as a going concern. In connection with this audit, and subsequently to the present, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of Shelley Intl, CPA, would have caused it to make reference to the subject matter of the disagreement in connection with its report. Prior to retaining Shelley Intl, CPA, no discussions took place between our company and Shelley Intl, CPA, regarding the application of accounting principles or the type of opinion that might be rendered on our financial statements. We authorized Arthur Anderson LLP to respond fully to inquiries from Shelley Intl, CPA.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     During the fiscal year ended September 30, 1999, we sold an aggregate of 1,201,615 shares of common stock for a total purchase price of $162,460. We also issued an aggregate of 230,715 shares to employees and vendors for services rendered valued at a total of $231,315.

     During the fiscal year ended September 30, 2000, we sold an aggregate of 276,000 shares of stock for a total purchase price of $88,999.

     During the nine months ended June 30, 2001, we sold an aggregate of 3,226,814 shares of stock for a total purchase price of $370,246. We also issued an aggregate of 625,225 shares of stock for services and debt for a total value of $536,691.

     During the fiscal year ended September 30, 1999, we granted to non employees a total of 5,000 options to purchase our stock. The exercise price is $1.00 per share and the option is good for five years. During the same year, we granted to employees an aggregate of 47,500 options. These options have a period of five years, are for $1.00 per share and were vested immediately.

     During the fiscal year ended September 30, 2000, we granted to employees an aggregate of 97,455 stock options. The exercise price on these options is $1.00 per share and carry a period of five years before expiration.

     During the nine months ended June 30, 2001, no additional options were granted.

     During the previous two years and nine months, we have issued warrants to purchase common stock. None of these warrants have been redeemed. Outstanding warrants have expiration dates through July 10, 2004 and certain warrants expire at the date of an initial public offering. 1,274,102 warrants were issued in the year ended September 30, 1999, 153,283 warrants were issued in the year ended September 30, 2000, and 158,283 warrants were issued in the nine months ended June 30, 2001.

     Attached hereto as an exhibit is a list of sales of securities during the past three years. All sales of securities were pursuant to exemptions from registration provided by Sections 3(b), 4.2 and 4.6 of the Securities Act of 1933, as amended, and the rules and regulations adopted thereunder. During this period of time, sixteen (16) of the purchasers of common stock were new shareholders and seven (7) of the purchasers were old shareholders.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Our articles of incorporation and bylaws provide that no director or officer of our company shall be personally liable to us or our stockholders for any breach of fiduciary duty by such person as a director or officer, except that a director or officer shall be liable, to the extent provided by applicable law, (a) for any breach of the director's duty of loyalty to us and our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Sections 174 of Title 8 of the Delaware Code or (iv) for any transaction from which the director derived an improper benefit. The foregoing limitations of liability shall be applicable notwithstanding any amendment or repeal of Article VII of our Articles of Incorporation or of Section 102(b)(7) of Title 8 of the Delaware Code, with respect to any and all acts or omissions occurring prior to the effective date of such amendment or repeal. The effect of these provisions in our articles of incorporation and bylaws is to eliminate the rights of our company and our stockholders, either directly or through stockholders' derivative suits brought on behalf of our company, to recover monetary damages from a director or officer for breach of the fiduciary duty of care as a director or officer except in those instances provided above.

     In addition, our Articles of Incorporation require us to indemnify and pay the expenses to any person who incurs liability or expense by reason of such person acting as a director or officer of our company, to the fullest extent allowed by the Delaware Code. This indemnification is mandatory with respect to directors in all circumstances in which indemnification is permitted by our Articles of Incorporation. In addition, we may, in our sole discretion, purchase and maintain insurance on behalf of any person who is or was a director or officer of our company against liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not he would be entitled to indemnification under the provisions of the Articles of Incorporation to the extent permitted by General Corporation Law of the State of Delaware.

                                    PART F/S

     The Financial Statements required by this Part F/S are set forth in pages F-1 through F-17 of this Report. No supplementary financial information is required.

                                    PART III

ITEM 1. INDEX TO EXHIBITS.

   EXHIBIT
   NUMBER                      DESCRIPTION OF DOCUMENT
   ------                      -----------------------

     2.1 Agreement and Plan of Merger of Industrial Innovations, Inc., an Arizona corporation with and into the Registrant*

     3.1       Articles of Incorporation of the Registrant*

     3.2       Bylaws of the Registrant*

     4.1       Specimen of Common Stock Certificate*

     4.2       Specimen of Certificate for Common Stock Purchase Warrants*

     10.1      Consulting Agreement between the Registrant and
               Scott R. Scartozzi*

     10.2      1993 Long-Term Incentive Plan*

     10.3      1993 Director Stock Plan*

     10.4      Technology exchange agreement

     23        Consent of Shelly Intl, CPA*

     99.1      List of sales of securities during last three years

     99.2      Form of reseller's agreement

----------
* Previously filed

ITEM 2. DESCRIPTION OF EXHIBITS.

     The information required by this Item is contained in Part III, Item 1, "Index to Exhibits."

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            DataHand Systems, Inc.
                                            --------------------------
                                                 (Registrant)

Date: 1/2/2002                              By: /s/ James A. Cole
                                                ----------------------
                                                  (Signature)
                                            Name: James A. Cole
                                            Title: Chairman

                                 EXHIBIT INDEX

   EXHIBIT
   NUMBER                      DESCRIPTION OF DOCUMENT
   ------                      -----------------------

     2.1 Agreement and Plan of Merger of Industrial Innovations, Inc., an Arizona corporation with and into the Registrant*

     3.1       Articles of Incorporation of the Registrant*

     3.2       Bylaws of the Registrant*

     4.1       Specimen of Common Stock Certificate*

     4.2       Specimen of Certificate for Common Stock Purchase Warrants*

     10.1      Consulting Agreement between the Registrant and
               Scott R. Scartozzi*

     10.2      1993 Long-Term Incentive Plan*

     10.3      1993 Director Stock Plan*

     10.4      Technology exchange agreement

     23        Consent of Shelly Intl, CPA*

     99.1      List of sales of securities during last three years

     99.2      Form of reseller's agreement

----------
* Previously filed

                             DATAHAND SYSTEMS, INC.


                              FINANCIAL STATEMENTS


                                  June 30, 2001
                               September 30, 2000
                               September 30, 1999
                               September 30, 1998

                                TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----

COVER SHEET ............................................................     F-1

TABLE OF CONTENTS ......................................................     F-2

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT .......................     F-3

BALANCE SHEET, ASSETS ..................................................     F-4

BALANCE SHEET, LIABILITIES AND STOCKHOLDERS' EQUITY ....................     F-5

STATEMENT OF OPERATIONS ................................................     F-6

STATEMENT OF STOCKHOLDERS' EQUITY ......................................     F-7

STATEMENT OF CASH FLOWS ................................................     F-8

NOTES TO FINANCIAL STATEMENTS ..........................................  F-9-17

                               SHELLEY INTL., CPA
                                443 E. 10TH AVE.
                                 MESA, AZ 85204
                                 (480) 461-8301


                REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

To the Board of Directors/Audit Committee
DataHand Systems, Inc.

     I have audited the accompanying consolidated balance sheets of DataHand Systems, Inc. as of June 30, 2001, September 30, 2000, 1999 and 1998 and the related statements of operations, stockholders' equity, and cash flows for the nine months ended June 30, 2001 and the years ended September 30, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DataHand Systems, Inc. as of June 30, 2001, September 30, 2000, 1999 and 1998 and the related statements of operations, stockholders' equity, and cash flows for the nine months ended June 30, 2001 and the years ended September 30, 2000, 1999 and 1998 in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has experienced losses since inception, covering over five years. This factor raises substantial doubt about the Company's ability to continue as a going concern. This factor and others are detailed in Note 7, along with management's plans for the Company. These financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

                               /s/ Shelley Intl., CPA
                               ----------------------
                               Shelley Intl., CPA

September 1, 2001

                             DATAHAND SYSTEMS, INC.

                                 BALANCE SHEET
             AS OF JUNE 30, 2001, SEPTEMBER 30, 2000, 1999 AND 1998

                                     ASSETS

                          June 30,      September 30,   September 30,   September 30,
                            2001            2000            1999            1998
                          --------        --------        --------        --------
CURRENT ASSETS
  Cash                      41,092                           7,841           7,264
  Receivables               15,303           1,567          15,677           4,517
  Inventory                 47,963          55,045          94,412         147,576
                          --------        --------        --------        --------
  Total Current Assets     104,358          56,612         117,930         159,357
                          --------        --------        --------        --------

EQUIPMENT, net             114,452          94,267         140,421         250,435
                          --------        --------        --------        --------
OTHER ASSETS                 2,600           2,600           2,600           2,600
                          --------        --------        --------        --------

TOTAL ASSETS               221,410         153,479         260,951         412,392
                          ========        ========        ========        ========

The accompanying notes are an integral part of these statements

                             DATAHAND SYSTEMS, INC.

                                 BALANCE SHEET
             AS OF JUNE 30, 2001, SEPTEMBER 30, 2000, 1999 AND 1998

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                         June 30,      September 30,   September 30,   September 30,
                                           2001            2000            1999            1998
                                        -----------     -----------     -----------     -----------
CURRENT LIABILITIES

  Bank Overdraft                                              8,136
  Payables                                   72,476         122,414         203,522         171,259
  Accrued Payroll                           307,019         307,019         151,271          49,910
  Royalty Payable                             2,717           2,352           1,962           1,494
  Warranty                                    4,924           3,960           6,144           1,600
  Notes Payable                              65,598         414,341         216,492          22,500
                                        -----------     -----------     -----------     -----------

  Total Current Liabilities                 452,734         858,222         579,391         246,763
                                        -----------     -----------     -----------     -----------

LONG TERM NOTES PAYABLE                                     144,334         155,402         116,363
                                        -----------     -----------     -----------     -----------

  Total Liabilities                         452,734       1,002,556         734,793         363,126
                                        -----------     -----------     -----------     -----------

STOCKHOLDERS' EQUITY

  Preferred Stock, authorized
  5,000,000 shares, par $0.001,
  no shares outstanding

  Common Stock, authorized
  30,000,000 shares of stock,
  15,199,657, 11,347,618,
  11,071,618 and 9,639,288
  shares issued and outstanding
  at June 30, 2001, September 30,
  2000, 1999, and 1998 respectfully,
  par value $0.001 per share                 15,200          11,348          11,072           9,639

  Additional Paid in Capital             14,373,028      13,469,943      13,381,220      12,987,528

  Retained Earnings (Loss)              (14,619,552)    (14,330,368)    (13,866,134)    (12,947,901)
                                        -----------     -----------     -----------     -----------

  Total Stockholders' Equity               (231,324)       (849,077)       (473,842)         49,266
                                        -----------     -----------     -----------     -----------

TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                        221,410         153,479         260,951         412,392
                                        ===========     ===========     ===========     ===========

The accompanying notes are an integral part of these statements

                             DATAHAND SYSTEMS, INC.

                             STATEMENT OF OPERATIONS
                    FOR THE NINE MONTHS ENDED JUNE 30, 2001,
                  THE YEARS ENDED JUNE 30, 2000, 1999, AND 1998

                                     Nine Months
                                        Ended       Year Ended     Year Ended     Year Ended
                                       June 30,    September 30,  September 30,  September 30,
                                        2001           2000           1999           1998
                                     -----------    -----------    -----------    -----------
INCOME

  Sales of Units                         143,471        151,466        194,789         263189
  Training Revenue                         9,500          2,500          1,000         14,974
                                     -----------    -----------    -----------    -----------
  Total Revenue                          152,971        153,966        195,789        278,163

COST OF SALES

  Costs of Units Sold                     84,021        221,646        102,530        256,591
  Costs of Training                        8,328         12,037         58,246        178,081
                                     -----------    -----------    -----------    -----------
  Total Costs of Sales                    92,349        233,683        160,776        434,672
                                     -----------    -----------    -----------    -----------
  Gross Profit                            60,622        (79,717)        35,013       (156,509)
                                     -----------    -----------    -----------    -----------

EXPENSES
  Sales and Marketing                     93,603         37,833        117,606        450,418
  General and Administrative             149,802        263,536        622,069        975,374
  Research and Development                14,511         17,520         77,895        354,094
  Depreciation Expense                    53,118         52,819        113,689        168,303
  Interest Expense                        38,772         12,809         21,987         32,631
                                     -----------    -----------    -----------    -----------
  Total Expense                          349,806        384,517        953,246      1,980,820
                                     -----------    -----------    -----------    -----------

  Loss before Provision for
  Income Taxes                          (289,184)      (464,234)      (918,233)    (2,137,329)

  Provision for Income Taxes                   0              0              0              0
                                     -----------    -----------    -----------    -----------

NET INCOME (LOSS)                       (289,184)      (464,234)      (918,233)    (2,137,329)
                                     ===========    ===========    ===========    ===========
Basic and Diluted Earnings
  (Loss) per Common Share                  (0.02)         (0.04)         (0.09)         (0.23)
                                     -----------    -----------    -----------    -----------
Basic and Diluted Weighted Average
  Number of Common Share              12,969,165     11,209,996     10,242,374      9,199,209
                                     -----------    -----------    -----------    -----------

The accompanying notes are an integral part of these statements

                             DATAHAND SYSTEMS, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY
               FOR THE PERIOD SEPTEMBER 30, 1997 TO JUNE 30, 2001

                                        Common Stock          Additional
                                  -------------------------     Paid in                   Accumulated      Total
                                     Shares        Amount       Capital      Warrants       Deficit        Equity
                                  -----------   -----------   -----------   -----------   -----------   -----------
Balance, 9/30/1997                  8,794,108         8,794    10,885,265       219,904   (10,810,572)      303,391
                                                                                                                 --
Sales of Common Stock                 807,783           808     1,771,298                                 1,772,106
Stock Issued for Services              37,397            37        90,152                                    90,189
Expiration of Warrants                                            219,904      (219,904)                         --
Stock Options Granted                                              20,909                                    20,909
Deficit for period                                                                         (2,137,329)   (2,137,329)
                                  -----------   -----------   -----------   -----------   -----------   -----------

Balance, September 30, 1998         9,639,288         9,639    12,987,528            --   (12,947,901)       49,266

Sales of Common Stock               1,201,615         1,202       161,258                                   162,460
Stock Issued for Services             230,715           231       231,084                                   231,315
Stock Options Granted                                               1,350                                     1,350
Deficit for year                                                                             (918,233)     (918,233)
                                  -----------   -----------   -----------   -----------   -----------   -----------

Balance, September 30, 1999        11,071,618        11,072    13,381,220                 (13,866,134)     (473,842)

Sales of Common Stock                 276,000           276        88,723                                    88,999
Deficit for year                                                                             (464,234)     (464,234)
                                  -----------   -----------   -----------   -----------   -----------   -----------

Balance, September 30, 2000        11,347,618        11,348    13,469,943                 (14,330,368)     (849,077)

Sales of Common Stock               3,226,814         3,226       367,020                                   370,246
Stock Issued for Services             106,568           107        17,927                                    18,034
Conversion of Notes Payable           518,657           519       518,138                                   518,657
Deficit for period                                                                           (289,184)     (289,184)
                                  -----------   -----------   -----------   -----------   -----------   -----------

Balance, June 30, 2001             15,199,657        15,200    14,373,028                 (14,619,552)     (231,324)
                                  ===========   ===========   ===========   ===========   ===========   ===========

The accompanying notes are an integral part of these statements

                             DATAHAND SYSTEMS, INC.

                            STATEMENT OF CASH FLOWS
                    FOR THE NINE MONTHS ENDED JUNE 30, 2001,
                THE YEARS ENDED SEPTEMBER 30, 2000, 1999 AND 1998

                                            Nine Months
                                               Ended        Year Ended      Year Ended      Year Ended
                                             June 30,      September 30,   September 30,   September 30,
                                               2001            2000            1999            1998
                                            ----------      ----------      ----------      ----------
Cash Flows from
Operating Activities

  Net Loss                                    (289,184)       (464,234)       (918,233)     (2,137,329)

  Accounts Receivable                          (13,736)         14,110         (11,160)          6,847
  Inventory                                      7,082          39,367          53,164          21,743
  Prepaids                                                                                      17,959
  Deposits                                                                                      (1,338)
  Accounts Payable and Overdraft               (58,074)        (72,972)         32,263         (59,389)
  Depreciation Expense                          53,118          52,819         113,689         168,303
  Stock for services                            18,034                         231,315          90,189
  Stock Issued for Accrued Interest             29,707
  Stock Options Granted                                                          1,350          20,909
  Deferred Revenue                                                                             (51,971)
  Accrued Payroll                                              155,748         101,361          18,421
  Accrued Warranty and Royalty                   1,329          (1,794)          5,012         (79,061)
                                            ----------      ----------      ----------      ----------

Net Cash Provided by Operations               (251,724)       (276,956)       (391,239)     (1,984,717)
                                            ----------      ----------      ----------      ----------
Cash Flows Used in Investing Activities
  Fixed Asset Purchase                          73,303           6,665           3,675         162,930
                                            ----------      ----------      ----------      ----------

Net Cash Used for Investing                     73,303           6,665           3,675         162,930
                                            ----------      ----------      ----------      ----------
Cash Flows from Financing
  Notes payable                                 (4,127)        186,781         233,031          14,828
  Sales of Stock                               370,246          88,999         162,460       1,772,106
                                            ----------      ----------      ----------      ----------

Cash Flows from Financing                      366,119         275,780         395,491       1,786,934
                                            ----------      ----------      ----------      ----------

Net Increase (Decrease) in Cash                 41,092          (7,841)            577        (360,713)

Cash, Beginning of Period                           --           7,841           7,264         367,977
                                            ----------      ----------      ----------      ----------

Cash, End of Period                             41,092              --           7,841           7,264
                                            ==========      ==========      ==========      ==========

                                      F-8A

                             DATAHAND SYSTEMS, INC.

                            STATEMENT OF CASH FLOWS

Schedule of Significant Non-Cash Transactions

Period ended June 30, 2001

    106,568 shares issued for services rendered valued at $18,034
    488,950 shares issued for the conversion of $488,950 of Notes Payable debt 29,707 shares issued for payment of accrued interest on the Notes Payable 158,283 warrants issued, valued at $0.00

Year Ended September 30, 2000

    153,283 warrants issued, valued at $0.00

Year Ended September 30, 1999

    230,715 shares issued for services rendered, valued at $231,315 5,000 stock options granted for non employee services rendered, valued at $1,350
    1,274,102 warrants issued, valued at $0.00

Year Ended September 30. 1998

    37,397 shares issued for services rendered, valued at $90,189
    32,167 stock options granted for non employee services rendered, valued at $20,909
    101,701 warrants issued, valued at $0.00

For a more detailed explanation of stock options and warrants see Note 4

The accompanying notes are an integral part of these statements

                                      F-8B

                            DATAHAND(R)SYSTEMS, INC.

                          NOTES TO FINANCIAL STATEMENTS
                JUNE 30, 2001, SEPTEMBER 30, 2000, 1999 AND 1998

NOTE 1. OVERVIEW OF OPERATIONS AND ACCOUNTING POLICIES

DataHand(R)Systems, Inc. (the Company) is a Delaware corporation formed in November 1994. The Company's primary business is the sale, marketing, manufacture, licensing and development of innovative, high-value computer data input services. On January 27, 1995, the Company merged with Industrial Innovations, Inc., an Arizona corporation founded in October 1987. DataHand Systems, Inc. was the surviving legal entity. As a result of the merger, each outstanding share of common stock held by the shareholders of Industrial
Innovations, Inc. was exchanged for one share of the common stock of the Company. DataHand(R)is a registered trademark of the Company.

The Company's operations to date have included assembling its management, marketing and sales, and product development personnel, forming strategic relationships with vendors, securing financing and launching the initial commercial production of the DataHand(R) System.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As reflected in the accompanying financial statements, the Company had negative cash flow from operations and incurred a net loss during the previous three years. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to achieve sufficient cash flow from operations or secure adequate future financing and be therefore unable to continue as a going concern.

PRODUCT DEVELOPMENT

During fiscal 1993 and 1994, the Company procured the tooling for the manufacture of components for the DataHand(R) DH 200 product. The Company began shipping DataHand(R) DH 200 product during November 1993. As a result of ongoing research and development efforts, the Company developed an upgraded data input device, the Professional II. The Professional II includes various upgrades to the DH 200, including incorporations of the hardware interface switch and the power supply converter into the keyboard. The tooling for the Professional II was acquired during fiscal 1996. Production and shipment of the Professional II commenced during fiscal 1996. The negative gross margins experienced during fiscal 1996 and 1997 are due primarily to relatively low production and sales volumes which were inadequate to fully absorb fixed manufacturing costs. However, management believes these volumes will increase significantly in the future and be sufficient to cover the Company's fixed manufacturing costs and generate gross margins.

MARKETING STRATEGY

Future operating results will depend on the Company's ability to attract new customers to generate sufficient volume to fund operations. During 1996, management of the Company changed its marketing strategy to focus on sales of large quantities of the Company's products to corporate entities. The Company no longer directs its marketing efforts solely to individual users, although this effort is sustained through internet marketing and through distributors. During 1996, the Company introduced its recently upgraded product, the Professional II(R), which management believes will be successful.

REVENUE RECOGNITION

DATAHAND SYSTEM

The Company generally recognizes revenue upon shipment of its DataHand system.

TRAINING PROGRAM

The training program lasts 5 days and is scheduled immediately after the purchase of the DataHand system. The training program is billed as a fixed fee and generally lasts 5 days. Revenue is recognized when the client is billed which is at the same time as the training takes place.

PRODUCT RESEARCH AND DEVELOPMENT

The Company expenses product research and development costs as incurred.

ADVERTISING

Advertising costs are expensed as incurred. Advertising expense totaled $4,286 for the period ended June 30, 2001, $10,692 for year ended September 30, 2000, $2,500 for the year ended September 30, 1999 and $11,434 for the year ended September 30, 1998.

INVENTORY

Inventory is stated at the lower of cost (first-in, first-out) or net realizable value. Inventory consists of the following:

                  6/30/01   9/30/00   9/30/99   9/30/98
                  -------   -------   -------   -------
Raw materials      47,020    14,654    57,909    50,084
Work-in-Process       943    35,117    35,117    35,117
Finished goods          0     5,275     3,943    62,375
                  -------   -------   -------   -------
                   47,963    55,045    94,412   147,576
                  -------   -------   -------   -------

PROPERTY, EQUIPMENT AND PATENTS

Equipment is depreciated using the straight-line method over the estimated useful lives, which range from two to seven years. Patents are recorded at their cost and amortized using the straight-line method over their estimated useful lives of seventeen years. Costs related to patents pending are capitalized and amortization begins when the patent is issued.

Fixed assets and patents consist of the following:

                                     6/01        9/00        9/99        9/98
                                   --------    --------    --------    --------
Tooling and jigs                    163,205     391,273     391,273     391,688
Machinery and equipment              31,700      32,250      32,250      31,700
Office Equipment                     46,997      73,415      73,415      73,415
Equipment under capital lease        39,874      39,874      39,874      39,874
DataHand(R) Systems units held
 for demos                           48,705      76,037      76,037      75,735
Tenant improvements and other        17,430      21,181      21,181      21,181
Patents                              89,279      91,629      80,199      72,782
     Total fixed assets             437,190     725,659     714,229     706,375
Less: Accumulated depreciation
 and Amortization                  (322,738)   (631,392)   (573,808)   (455,940)
                                   --------    --------    --------    --------
                                    114,452      94,267     140,421     250,435
                                   --------    --------    --------    --------

PATENTS

Patent costs include direct costs of obtaining, developing and maintaining the patents. Costs for new patents are capitalized and amortized over the estimated useful lives of seventeen years. Costs related to patents pending are capitalized and amortization begins when the patent is issued. Currently the Company has no patents pending. The increase in patents capitalized costs relates to the maintenance of the current patents. Amortization expense charged to operations was $6,750 for the period ended June 30, 2001, $3,847 for year ended September 30, 2000, $4,179 for year ended September 30, 1999 and $4,765 for the year ended September 30, 1998. Accumulated amortization as of June 30, 2001 was $70,814.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

EARNINGS PER SHARE

The basic earnings (loss) per share is calculated by dividing the Company's net income, (adjusted for certain dividends when paid) by the weighted average number of common shares during the year. The diluted earnings (loss) per share is calculated by dividing the Company's net income (loss) (adjusted for certain dividends and certain interest when expensed) by the diluted weighted average number of shares outstanding during the year. The diluted weighted average number of shares outstanding is the basic weighted number of shares adjusted as of the first of the year for any potentially dilutive debt or equity.

The Company has no potentially dilutive securities outstanding at the end of the statement periods. Therefore, the basic and diluted earnings (loss) per share are presented together on the face of the statement of operations.

Options and warrants to purchase common stock shares outstanding as of the end of the statement periods are shown in the table below. These options and warrants were not included in the computation of the diluted net income (loss) per share because of the net loss in each of the periods and because the exercise price of the options and warrants was greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive

                          6/30/01     9/30/00     9/30/99     9/30/98
                         ---------   ---------   ---------   ---------
Anti-dilutive Options      689,758     689,758     592,303     539,803
Anti-dilutive Warrants   2,766,979   2,608,696   2,455,413   1,181,311
                         ---------   ---------   ---------   ---------

STOCK BASED COMPENSATION

The Company accounts for its stock based compensation based upon provisions in SFAS No. 123, Accounting for Stock-Based Compensation. In this statement stock based compensation is divided into two general categories, based upon who the stock receiver is, namely, employees/directors and non-employees/directors. The employees/directors category is further divided based upon the particular stock issuance plan, namely compensatory and non-compensatory. Each of these divisions treats the stock issuance for accounting purposes in a specific manner.

Non employees/directors    the security is recorded at its fair value

Employees/directors
  Non-compensatory         No security value is booked until the stock is
                           actually paid for

  Compensatory             The Company may select between two methods,
                           compensation is calculated and recorded at the securities' fair value, or intrinsic value

     The Company has selected to utilize the latter measurement option for employee/ directors stock option plans, (which follows APB 25 guidelines). The note regarding Stockholders' Equity gives more information about the options.

WARRANTY AND RIGHT OF RETURN

     Upon the sale of a system, the Company gives a 30 day money back guarantee less a 6% restocking charge. After the 30 days the Company gives an additional eleven months warranty on replacement of parts. This warranty is shown as a current liability on the balance sheet.

NOTE 2. NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS:

Notes payable and capital lease obligations consist of the following:

                                    6/30/01     9/30/00     9/30/99     9/30/98
                                   --------    --------    --------    --------
Demand Notes to:
Officers 0% interest,                55,746           0           0           0
Employees 0% interest,                9,304
Investors 10% interest
Payments made yearly                    548     411,261     406,261     256,261
                                   --------    --------    --------    --------

Total Current                        65,598     414,341     216,492      22,500
                                   --------    --------    --------    --------

Long Term Notes Payable
Officer Note 10% interest
paid yearly                                     109,728     103,047      96,366
Capital lease obligations, due in
Monthly installments of principal
and interest                                                  7,401      19,997
Line of credit, 14.5%
Annual interest plus 2% of
principal paid monthly                                       34,606      44,954
                                                           --------    --------

Total Long Term Notes Payable                   144,334     155,402     116,363
                                               --------    --------    --------

NOTE 3. FIXED ROYALTY OVERRIDE AGREEMENTS:

Beginning in 1987, as a means to raise capital, the Company initiated a program whereby they sold or granted the right to receive future royalties on the sale of certain DataHand(R) family products. During 1995 and 1996 these agreements were modified to the three following plans.

Option A. Holders of Royalty Agreements representing $.30 of royalties for each DataHand(R) device sold agreed to change each $.01 of the royalty under such agreement to a percentage of revenue from the sales of DataHand(R) Systems of
 .000333% for direct sales and .0333% for sublicense and royalty revenue.

Option B. Holders of Royalty Agreements representing $1.42 of royalties for each DataHand(R) device sold agreed to change each $.01 of the royalty under such agreement for direct sales to the lesser of the existing royalty under the agreement of .00333% for such revenue and for sublicense and royalty revenue to
 .0333% of such revenue.

Option C. Holders of Royalty Agreements representing $3.89 of royalties for each DataHand(R) device sold agreed to exchange each $.01 of royalty for 1,500 shares of the Company's common stock.

After the Options A,B, and C conversions, there remains a fixed royalty obligation of $0.25 per unit and a percentage-of-sales royalty, based upon the average sales price of a Professional II as of June 30th, of approximately $1.00 per unit.

There were 583,000 shares issued for the conversion of fixed royalties held within the Option C Program. The shares were valued at $0.75 per share and were issued prior to September 30, 1997.

NOTE 4. STOCKHOLDERS' EQUITY

AUTHORIZED CAPITAL STOCK

The Company has total authorized capital of 35,000,000 shares consisting of 30,000,000 shares of common stock, $.001 par value per share and 5,000,000 share of preferred stock, $.001 par value per share.

1993 LONG-TERM INCENTIVE PLAN

The 1993 Long-Term Incentive Plan (Incentive Plan) was adopted by the Board of Directors in July 1994, and approved by the shareholders in November 1994. The Incentive Plan provides for the granting of options to acquire common stock of the Company, the granting of stock appreciation rights, direct granting of common stock of the Company or the granting of other cash awards. Under the Incentive Plan, as of September 30, 1997 and 1996, a total of 700,000 and 350,000 shares of common stock are reserved for awards of incentive stock options, performance shares or restricted stock to officers or other key employees of the Company. Non officers' options generally expire within 90 days after the participant's termination of employment. Officers' options generally do not expire upon termination.

The expiration date and the other provisions of the options will be established at the time of grant. Options may be granted for terms of up to five years and become exercisable in whole or in one or more installments at such time as may be determined by the Board of Directors upon grant of the options. The exercise price of options will be determined by the Board of Directors, but may not be less than 100% (110% if the opinion is granted to a stockholder who at the date the option is granted owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company) of the fair market value of the common stock at the date of the grant.

1993 DIRECTOR STOCK PLAN

The 1993 Director Stock Plan (Director Plan) was adopted by the Board of Directors in July 1994 and approved by the shareholders in November 1994. The Director Plan authorizes awards of stock options to non-employee Directors. A total of 300,000 shares of common stock have been reserved and are available for grant under the Director Plan.

The exercise price per share of stock for any option granted under the Director Plan shall be equal to the fair market value of such share on the date of grant. The grant date, as defined, shall be October 1 of year for options to purchase 7,500 shares of common stock to each non-employee director and 15,000 shares to the Chairman of the Board. The options become exercisable after six months and must be exercised within five years of the date of grant. Any options granted under the Director Plan, which terminates, expires or lapses for any reason will again be available for grant.

OTHER

Other option agreements are granted at the discretion of the Board of Directors.

SCHEDULE OF OPTIONS GRANTED

                               6/30/01     9/30/00    9/30/99    9/30/98
                               -------     -------    -------    -------
Beginning Balance              689,758     592,303    539,803    964,461
Employee/director granted                   97,455     47,500    354,878
Non-employee granted                                    5,000     32,167
Employee expired                                                (811,703)

Ending Balance                 689,758     689,758    592,303    539,803

Expiration Date of the
Options Granted for year                    8/1/05     7/1/04     2/1/03

Option Price                                  1.00       1.00       1.00

Weighted average fair value
Of Options Granted                             .32        .27        .65

Schedule of Options Outstanding and the dates they are exercisable as of June 30, 2001

                                            Exercise    Exercise   Remaining
    Period                        Number     Price        Date       Life
    ------                        ------     -----        ----       ----

June 30                                 0
September 30, 2000                 97,455     1.00       8/1/05     49 mths
September 30, 1999                 52,500     1.00       7/1/04     36 mths
September 30, 1998                387,045     1.00       2/1/03     19 mths
September 30, 1997                 22,500     3.00      10/1/01      3 mths
September 30, 1997                  5,258     3.00      3/12/02      9 mths
September 30, 1997                 25,000     3.00      9/30/02     15 mths
September 30, 1997                100,000     1.00      9/30/02     15 mths
                                 --------
Total                             689,758
                                 --------

Average Price and Remaining Life              1.09                  23 mths

As discussed in Note 1, the Company accounts for its employee stock option plans based on the provisions of APB No. 25, under which no compensation cost has been recognized. If the option costs had been calculated under provisions of SFAC 123 the Company's loss and EPS would have been the following.

Loss reported       (289,184)     (464,234)     (918,233)     (2,137,329)
Proforma loss       (344,120)     (519,170)     (966,932)     (2,183,463)

EPS as reported         (.02)         (.04)         (.09)           (.23)
Proforma EPS            (.03)         (.05)         (.09)           (.24)

WARRANTS

The Company had outstanding warrants to purchase shares of common stock at prices ranging from $1.00 to $5.00 per share. The warrants were issued in conjunction with stock sales, no funds was received for the warrants. No value was assigned to the warrants. Certain outstanding warrants have expiration dates through July 10, 2004 and certain warrants expire at the date of an initial public offering. Below lists the warrants outstanding at the end of each period.

                        6/30/01      9/30/00      9/30/99      9/30/98
                      ----------   ----------   ----------   ----------
Beginning Balance      2,608,696    2,455,413    1,181,311    1,146,100
Warrants Issued          158,283      153,283    1,274,102      101,701
Warrants Expired               0            0            0       66,500
                      ----------   ----------   ----------   ----------
Ending Balance         2,766,979    2,608,696    2,455,413    1,181,311
                      ==========   ==========   ==========   ==========

Of the 2,766,979 warrants outstanding as of June 30, 2001, 818,394 warrants expire upon the company having an initial public offering. Of the remaining 1,948,585 warrants the average expiration date is October 18, 2003. The exercise price ranges from $1.00 to $5.00.

STOCK BASED COMPENSATION PAID FOR SERVICES OF NON EMPLOYEES

SFAS 123 provides that stock compensation paid to non employees be recorded with a value which is based upon the fair value of the services rendered or the stock given whichever is more reliable. The common stock was valued at the value of the services rendered. Below is a schedule which shows the common stock issued and the value of the services rendered for each of the periods.

Period Ended                                Shares Issued           Value
------------                                -------------           -----

June 30, 2001                                  106,568             18,034
September 30, 2000                                   0
September 30, 1999                             230,715            231,315
September 30, 1998                              37,297             90,189

NOTE 5. INCOME TAXES:

The Company provides for income taxes under Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES. SFAS No. 109 requires the use of an asset and liability approach in accounting for income taxes. Deferred tax assets and liabilities are recorded based on the differences between the financial statement and tax bases of assets and liabilities and the tax rates in effect when these differences are expected to reverse.

SFAS No. 109 requires the reduction of deferred tax assets by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. In the Company's opinion, it is uncertain whether they will generate sufficient taxable income in the future to fully utilize the net deferred tax asset. Accordingly, a valuation allowance equal to the deferred tax asset has been recorded. The total deferred tax asset is $4,585,697, which is calculated by multiplying a 40% estimated tax rate by the cumulative NOL of $11,464,242. The total valuation allowance is a comparable $4,585,697.

On a yearly basis the additional components of deferred taxes are as follows:

                                     6/01        9/00        9/99        9/98
                                   --------    --------    --------    --------
Net Operating Loss Component        115,674     216,876     368,101     840,568
Less: Valuation allowance          (115,674)   (216,876)   (368,101)   (840,568)
                                   --------    --------    --------    --------
Net change in deferred tax asset          0           0           0           0
                                   ========    ========    ========    ========

The provision for income taxes is comprised of the current taxes payable and the net change in the deferred tax assets and liabilities. The chart below details the provision for income taxes.

Net change in deferred taxes              0           0           0           0
Current taxes payable                     0           0           0           0
                                   --------    --------    --------    --------
Provision for Income Taxes                0           0           0           0
                                   --------    --------    --------    --------

Below is a chart showing the federal net operating losses and the years in which they will expire.

Year                           Amount        Expiration
----                           ------        ----------
1989                             87,945         2004
1990                            101,036         2005
1991                            300,723         2006
1992                            229,131         2007
1993                            641,247         2008
1994                          1,179,831         2009
1995                          1,081,466         2010
1996                          1,940,165         2011
1997                          2,049,650         2012
1998                          2,101,421         2013
1999                            920,253         2014
2000                            542,190         2015
2001 estimated NOL              289,184         2016
                           -----------
Total NOL                   11,464,242
                           -----------

NOTE 6. LEASES, OTHER COMMITMENTS AND CONTINGENCIES

The following is a listing of the operating leases that the Company had as of the period end and the monthly charges associated with those leases.

                      6/30/01     9/30/00     9/30/99     9/30/98
                      -------     -------     -------     -------
Office rent            4,740       4,627       4,455       5,079
Storage                  136         136         116         116
Apartment rent           915         906         878       1,034
Office Equipment       1,043       1,036       1,890       2,615
                      ------      ------      ------      ------
Total Monthly          6,834       6,705       7,339       8,697
                      ======      ======      ======      ======

The monthly operating leases as of 6/30/01 projected into the future for five years shows the following commitments. The apartment and storage are rented on a yearly basis. The office is month to month. Management feels that the office space is adequate for future growth of the Company. The numbers shown below assume that the Company will remain in its current office space.

                       Year 1    Year 2    Year 3    Year 4    Year 5
                      -------   -------   -------   -------   -------
Office Equipment       12,516    12,516    12,516    12,516    12,516
Real Estate            69,492    69,492    69,492    69,492    69,492
                      -------   -------   -------   -------   -------
Total Yearly Leases    82,008    82,008    82,008    82,008    82,008
                      =======   =======   =======   =======   =======

OTHER CONTINGENCIES

YEAR 2000 COMPLIANCE

We experienced no interruptions of our manufacturing or sales due to the potential computer malfunctions for the year 2000. We do not feel that this will be a factor in the future.

ECONOMIC CHANGES DUE TO INCREASED SECURITY MEASURES

Since the terrorist attack of September 11, 2001 we have reviewed our Company for any impact that this might bring our business. Until the U.S. government fully outlines its plans for a response, and that response impact is integrated into the U.S. economy, we cannot make a judgment.

NOTE 7. GOING CONCERN

Listed below are some of the challenges which the Company is facing, and why these raise a question as to the Company's ability to continue as a going concern. Afterward the explanation of the going concern problems, management's plans to turn the Company around are described.

DATAHAND'S CHALLENGES

Since inception in 1994, the Company has not been able to generate enough sales to cover expenses and has accumulated a deficit of $11,464,242. For the period October 1, 1998 to June 30, 2001 the total costs and expenses was $4,489,869 versus $780,889 of revenue for the same period. That makes the outgo six times the income. Normally, the Company sells about 30 units per month. It needs over 60 units per month to breakeven.

The Company has survived only by raising funds. The Company must continue to raise funds in the near future to survive. Management has been successful in the past is raising these funds. There is no assurance that management can continue to find investors to cover the losses generated.

MANAGEMENT'S PLANS

Management has specific plans to improve the performance of the Company. These are the following items.

A new president and vice president of sales were hired who have experience in marketing technology products.

General overhead has been reduced to lower the breakeven amount.

An increased emphasis on marketing has begun with mailings, trade shows and phone solicitation.

Management expects these plans to allow the Company to become profitable in one of the latter quarters of the upcoming fiscal year. No assurance can be made however that these plans will be successful.

NOTE 8. THE EFFECT OF RECENTLY ISSUED ACCOUNTING STANDARDS

Below is a listing of the most recent accounting standards SFAS 141-144 and their effect on the Company.

SFAS 141 Business Combinations

This Statement addresses financial accounting and reporting for business combinations and supersedes APB 16 and SFAS 38. All business combinations in the scope of this Statement are to be accounted for using one method, the purchase method. The effective date for this Statement is June 30, 2001 and thereafter.

SFAS 142 GOODWILL AND OTHER INTANGIBLES ASSETS

This Statement addresses financial accounting and reporting for acquired goodwill and other intangible assets and supersedes APB 17. It addresses how intangible assets that are acquired individually or with a group (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This Statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. The effective date for this Statement is December 15, 2001.

SFAS 143 ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS

This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and (or) the normal operation of a long-lived asset, except for certain obligations of leases. This Statement amends SFAS 19. The effective date for this Statement is June 15, 2002.

SFAS 144 ACCOUNTING FOR THE IMPAIRMENT OF DISPOSAL OF LONG-LIVED ASSETS

This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS 121, the accounting and reporting provisions of APB 30 and amends ARB 51. The effective date of this Statement is December 15, 2001.

The adoption of these new Statements is not expected to have a material effect on the Company's financial position, results or operations, or cash flows.

NOTE 9. RELATED PARTY

The company rents its offices from a principal stockholder. This is on a month to month basis, although the Company has no plans to move in the next several years.